 Filed pursuant to Rule 253(g)(2)

File No. 024-10734

OFFERING CIRCULAR DATED JANUARY 27, 2020

TerraCycle US Inc.

121 New York Avenue

Trenton, NJ 08638

(609) 656-5100

www.terracycle.com

Up to 150,596 shares of Non-Voting Preferred Stock (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 33

	Price to public	Underwriting discount and commissions (2)	Proceeds to issuer (3)	Proceeds to other persons
Non-Voting Class A Preferred Stock, per share/unit	$100	$1-$6
Total Maximum	$15,059,600	$900,000	$14,159,600	N/A

(1)	We are continuing to offer up 150,596 shares of Non-Voting Class Preferred Stock, which represents the number of shares that we originally qualified less the number of shares sold as of December 23, 2019. Pursuant to this Offering, we had originally qualified 250,000 shares of Non-Voting Class A Preferred Stock and as of December 23, 2019, the company has sold 68,183 shares of Non-Voting Preferred Stock for $6,818,300, issued 2,000 shares of Non-Voting Preferred Stock in connection with the acquisition of the assets of the Air Cycle Corporation, and a selling shareholder has sold 29,221 shares of Non-Voting preferred Stock for $2,922,100.

(2)	The company estimates that it will pay cash fees of up to $900,000 for a fully-subscribed Offering in addition to fees already paid to Strategic Capital Investments, LLC (the “Placement Agent”) and third party registered broker-dealers which introduce investors and issue to the Placement Agent and such third party registered broker-dealers warrants to purchase up to a total of 5% of the number of shares of Non-Voting Preferred Stock placed by them. Those warrants are not covered by this Offering Statement. See “Plan of Distribution” for details regarding compensation payable to the Placement Agent and such third-party broker-dealers in connection with this Offering.

(3)	Not including expenses of the Offering, which for a fully-subscribed Offering are estimated at $900,000 excluding fees which have been accrued and expensed as of December 23, 2019 are approximately $600,000.

This Offering will terminate at the earlier of: (a) the date upon which the escrow agent confirms that it has received in the escrow account gross proceeds of $15,059,600 in deposited funds; (b) January 27, 2021; or (c) the date upon which a determination is made by the company and the Placement Agent to terminate the Offering. The Offering is being conducted on a best-efforts basis without any minimum target. The company has engaged Atlantic Capital Bank, N.A. as escrow agent to hold any funds that are tendered by investors, and may hold one or more closings on a rolling basis at which the company receives the funds from the escrow agent and issues shares to investors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 8.

Sales of these securities will commence on January 27, 2020.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In this Offering Circular, the term “TerraCycle,” “we”, or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “parent” or “parent company” refers to our parent company, TerraCycle, Inc. The term “Offering” refers to the offer of non-voting preferred stock offered pursuant to this Offering Circular. The company’s website is not incorporated into this Offering Circular.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

NOTICE TO PROSPECTIVE TERRACYCLE US INC. INVESTORS

This Regulation A public offering in TerraCycle US Inc., the US operating subsidiary of TerraCycle, Inc., does not provide for a direct or indirect investment in LOOP, a new initiative by TerraCycle, Inc.

Founded in 2003, TerraCycle, Inc. conducts unique recycling and related services for disposable products and packaging in the United States (through TerraCycle US Inc.) and in other countries through other local country operating companies.

TerraCycle, Inc. announced a new business initiative that launched in France and the United States in May 2019.  That business, called LOOP, is a durable (zero waste) products and packaging system for the delivery of a wide range of consumer products, initially directly to and from homes and ultimately also through retail stores and their e-commerce platforms.   TerraCycle, Inc. has brought independent investment into LOOP and LOOP has its own dedicated staff.  TerraCycle, Inc. is the Manager of LOOP and has a majority equity interest in the LOOP holding company.  TerraCycle, Inc. provides management services to LOOP subject to a services agreement that provides for LOOP to reimburse TerraCycle, Inc. for part-time management services on a cost-plus basis.  The agreement provides for governance to balance the interests of both TerraCycle Inc.’s and LOOP’s investors.

LOOP operates in the United States and France through separate subsidiaries of the LOOP holding company.  At this time, LOOP’s staff principally operates in part from offices owned by TerraCycle US Inc. to which it pays rent and associated costs.  No part-time employees of TerraCycle US work on LOOP, nor is it anticipated that TerraCycle US would provide services to LOOP in the US or elsewhere. Although not contemplated at this time, if in the future LOOP (and/or LOOP US Inc.,) utilizes any services of TerraCycle US, or if at any point TerraCycle US Inc. considers investing in LOOP US, such decisions will be made by the independent directors of TerraCycle US Inc.

Although LOOP has launched in in the US and France, it is a start-up, with associated uncertainties and risks. In contrast, the TerraCycle US business has been operating in the US since 2003 (originally through TerraCycle, Inc., and then through a US dedicated operating subsidiary since 2014), is consistently profitable; its revenue represents approximately two-thirds of the earnings of TerraCycle Inc.

The public announcement of the LOOP initiative on January 24, 2019 brought and continues to bring ongoing significant media and investment interest to TerraCycle generally and to the TerraCycle US investment site (http://www.ownterracycle.com/).  This Notice clarifies that an investment in TerraCycle US Inc. will not constitute a direct or indirect investment into any LOOP entity and that no current affiliation between LOOP and TerraCycle US Inc. exists or is contemplated.

SUMMARY

Why TerraCycle?

Overview:  Operating in 20 countries, our parent company is a world leader in the collection and recycling of waste streams that are traditionally considered not recycled. Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC, has been operating in the United States since January 1, 2014. At that time, our now wholly owned subsidiary assumed all income and expenses associated with our parent company’s US operations. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception.

Our company’s mission is to eliminate waste in the context of a profitable business. To do this we first focus on hard to recycle waste streams, and typically set up national collection platforms for them. This platform is typically funded by consumer product companies, retailers, cities, manufacturing facilities, distribution centers, small businesses and individuals. The collected waste is principally recycled and sold to manufacturers that make new products and materials. Where possible, we and our parent focus on how to integrate hard to recycle materials into specific products, from creating pen products made from used pens to shampoo bottles made 25% from plastic collected from beaches.

Over the past 15 years of operation, our parent company and we have achieved profitability in this neglected area of recycling. The reason why most waste streams are not recycled—and are instead sent to landfill or are incinerated—is because the cost to collect and process them far outweighs the value generated from the recovered material. In order to achieve our mission, we have created an array of new business models that generate value well beyond the material value of the waste that is collected, allowing us to recycle everything from cigarette butts to chip bags and candy wrappers. Our business is generating net income and growing.

Positioning:   Through a range of services (largely deploying third-party supply chains), we engage consumer product brands, manufacturing and distribution facilities, cities, retailers, small business and consumers across 48 states. Our platforms include services that are free to consumers (typically funded by consumer product companies and retailers) where individuals and locations (such as schools, places of worship etc.) can voluntarily collect and recycle products and packaging that would otherwise likely end up in landfills and oceans or be incinerated. For small businesses and individuals, we offer low cost, turnkey recycling platforms for hundreds of hard to recycle waste streams from coffee capsules to pipet tips; these Zero Waste Boxes are paid for by a distributor or end-user. For cities, we offer a variety of platforms and citywide programs for hard to recycle waste streams like cigarette butts or chewing gum to upgrading city websites with more robust recycling mapping technology. For laboratories, distribution centers and manufacturing facilities, we deploy large scale recycling platforms for everything from packaging write-offs to personal protective equipment.

With many of these platforms, we provide our partners a range of agency services, including traditional media/PR, social media, and communications and marketing services. We are aware of no other company that provides marketing and a range of agency services that also collects and recycles waste, or that has a Research and Development (R&D) department to analyze and innovate with diverse waste streams for recycling. To our knowledge, we are part of one of the few multinational companies operating in 20 countries that exclusively provides green/sustainability services.

Economic underpinnings of recycling:  The key to understanding TerraCycle begins with the economics of recycling. Almost all products and packages can be technically recycled (with some level of R&D and/or design investment), but practically most are not and instead are sent to landfill or incineration.  Currently—with some local exceptions—only four types of waste are commonly recycled:  clear glass, uncoated paper, certain rigid plastics and certain metals.   The main driver is whether it’s cheaper to produce new products and packaging from virgin materials or recycled materials.  In the case of making new glass, paper and other generally recycled items, it’s cheaper to use recycled materials than virgin materials. That is, it’s cheaper to collect, sort and recycle those waste streams than it is to extract and manufacture virgin materials.  Most other kinds of waste, such as pens, toothbrushes, candy wrappers, cigarette butts and coffee cartridges are rarely recycled, largely because collecting, sorting and recycling is more expensive than manufacturing replacement products from virgin materials.  As a result, these wastes are principally sent to landfill or incineration. To recycle “generally non-recycled” waste streams, TerraCycle works with its clients (consumer product brands, retailers, distribution and manufacturing facilities, cities, small business and individuals) to generate value beyond the material value of the waste. This incremental value ranges from communication and shopper marketing platforms for consumer product companies, to incremental foot traffic for retailers, to cleaner streets for cities, to charitable donations. Many of these clients have told us (as they renew those programs), that they have experienced increased customer loyalty, higher revenue and/or greater market share that they attribute to their TerraCycle programs. Our experience has led us to conclude that some consumers patronize brands that enable recyclability of products and packaging that were not previously recyclable. In the process, through TerraCycle, these brands have contributed over $10 million to US schools and charities selected by our collectors.

By engaging the wide range of market participants, and increasing scope of value beyond just material value, we reverse engineer a system where waste is wasted, to one where waste is reutilized, emulating nature’s circular systems:  We turn a vicious cycle of waste into a more virtuous one, reducing the amounts of products and packaging that are dumped in landfills and oceans, or are incinerated, and thus reduce the amount of new materials that need to be extracted from the Earth to produce virgin materials for replacement products.

Our lens:  We believe that most people and waste management companies perceive waste as a liability, something to put out of sight and out of mind. At TerraCycle, we celebrate waste and try to make it fun, exciting, and even sexy.  We see waste as having positive not negative value. Through our programs, we’ve developed unprecedented markets for waste streams (such as juice pouches) that previously only had negative value.

Our participants:  We engage collectors, young and old, female and male, middle-class, wealthy and less affluent.  Our programs are successful in red and blue states, and we engage people in collecting where they live, where they go to school, where they work and where they gather for community and service.

Innovation is at our core: We have created recycling solutions for many waste streams that were previously considered insolvable, from latex and nitrile gloves to asthma inhalers and other aerosols, from candy wrappers to coffee capsules, from cosmetic packaging to industrial adhesives packaging, from cigarette butts to used chewing gum and toothbrushes and, soon, umbrellas, dirty diapers and disposable beer kegs.

We regularly develop new business models to engage diverse participants in recycling solutions.   As announced at the World Economic Forum in January 2017, in partnership with Procter and Gamble (the second largest consumer products company in the world), our parent company and we continue to oversee what we anticipate will become the world’s largest marine collection program. Collecting through non-governmental and other organizations in multiple countries, our parent and we clean and recycle the plastic from rivers, beaches, oceans and lakes, and sell it to P&G, which has incorporated it into packaging for Head & Shoulders, the world’s largest shampoo brand.  After the successful launch in the summer of 2017 with sales of Head & Shoulders shampoo bottles in France, Head & Shoulders has expanded sales of these shampoo bottles to other markets. In the US, Herbal Essences (a P&G shampoo brand), and Ren (a major skincare brand) are now purchasing these plastics from us.

We think outside of the box:  We begin with the assumption that everything can be circularly solved (via reuse, upcycling or recycling) and develop systems to bring these solutions to life. Then we come up with business models that justify a stakeholder paying the price by generating value that is important to that stakeholder (i.e., foot traffic for a retailer).   We don’t own processing facilities as it produces CAPEX risk and lowers nimbleness. Also many processors are willing to either use their existing equipment to process our unique waste streams or install new equipment as needed. To our knowledge, no other company collects the waste streams we do for recycling, nor holds the knowledge of how to recycle these materials.  We have spent years developing collection models and recycling solutions for a whole spectrum of common waste streams.

Significant public exposure:  Our company is in the press almost every day, often several times per day. We have been featured on the covers of several magazines, ranging from Inc., to Entrepreneur, to Chief Executive and Smart CEO, as well as section covers of the New York Times and other notable newspapers. We continue to receive awards regularly, including the BIG Innovation Award, PAC Global Leadership Best in Show, and the Ernst & Young Entrepreneur of the Year regional winner in 2018, In 2019, we were #10 on Fortunate Magazine’s List of 52 Companies Changing the World, as well as on Inc’s 5000 List and our CEO was named to the Top Most Influential Doers and Shakers in Purposeful Retail.

Our business is generating net income and growing; we expect these results to continue:  We are incubating several new business platforms that should allow us to have a larger impact on the waste equation and to grow profitably.   We believe our reputation among our clients, and among the public who participate in our collection programs, is strong and positive.

“The Circular Economy” is among the key themes discussed among global corporations, governments and leading academics at the World Economic Forum.  As TerraCycle’s principal focus is developing and implementing circular solutions for products and packaging where there are otherwise only linear options (landfill and incineration), our partnerships with major businesses are recognized as circular economy activities.  We are pleased to be an innovator within this timely global movement, and expect to see our engagements with leading companies grow, as we provide a wide range of turnkey solutions that enable companies of any size to participate in the Circular Economy.

Growth: We continue to pursue companies to acquire that will allow us to grow our revenue and expand our service offerings. We expect to use the majority of proceeds raised from this offering to acquire additional companies and revenue streams.

Some attributes of the stock being offered: Subject to the availability of funds lawfully available for distribution to the stockholders under Delaware law, we commit to distribute the remaining balance of at least 50% of our after-tax profits among the Preferred and Common stockholders on a pro rata basis. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock are entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment are made to the holders of Common Stock (our parent company). In the event of an initial public offering (IPO) or sale of the company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO.

Also, as more fully described in this Offering Circular, we will have the right to repurchase Class A Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18 month anniversary of the original issue date of such share or immediately prior to the closing of a sale or IPO of our parent company.

Our offering so far: We commenced our Regulation A offering on January 10, 2018 to sell up to 250,000 shares of Class A Preferred Stock. As of December 23, 2019, we have so far sold 97,404 shares of Class A Preferred Stock (including 29,221 shares sold by a selling shareholder and 2,000 shares issued pursuant to the acquisition of the assets of the Air Cycle Corporation) to a variety of shareholders ranging from the minimum $700 investment up to investments of $5 million.

We appreciate your potential interest in owning an interest in our company.

The Company

We operate four principal business divisions that generate revenue: Sponsored Waste Programs, Zero Waste Boxes, Material Sales, and Regulated Waste.

With our Sponsored Waste Programs, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. For example, Colgate has contracted with us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs offer the individuals and entities collecting the waste “TerraCycle rewards”, which are points that can be converted into donations to charities.

Regulated Waste provides products and services to help consumer facilitate the effective and compliant management of regulated, universal and hazardous waste. This may include fluorescent lamps, bulbs, batteries, and e-waste as well as organic waste, medical waste and other waste streams that are potentially harmful to the environment.

We also sell Zero Waste Boxes to customers who wish to collect a specific waste stream not sponsored by a brand. For example, customers can buy a box to recycle coffee capsules or baby food pouches. Once a box is filled with the specified waste, the customer arranges a UPS pick up to deliver the waste to our warehouse for sorting, aggregation, storage, and recycling.

In rare cases, we sell waste directly to a recycler and do not retain ownership of the end product, for instance, Akshar Plastic (one of our major waste processors) has purchased certain polypropylene and polyethylene blends; but in almost all cases, we resell the end product after processing by a third party recycling plant.

We recycle the wastes collected through these programs into new materials and sell them to companies that make new products with the recycled materials. The principal types of waste we process are combinations of HDPE/PET and PP/PE and the principal output of our process are plastic pellets, which can be sold to manufacturers such as injection molders or extruders to be used for plastic lumber, plastic containers and dunnage (large containers used for carrying objects).

The Offering1

Securities offered	Maximum Offering of 150,596 Preferred Stock
Preferred stock outstanding before the Offering	99,404
Preferred stock outstanding after the Offering	250,000
Common stock outstanding before the Offering	500,000
Common stock outstanding after the Offering	500,000
Minimum Investment	$700
Use of Proceeds	The net proceeds of this Offering will be used to hire more staff, acquire companies which would expand TerraCycle’s business, and to improve the facilities at the headquarters.

 1 This summary reflects the shares that remain to be sold in this Offering. 99,404 shares of Preferred Stock were previously issued in pursuant to this Offering, including 29,221 from a selling shareholder.

Selected Risks Associated with the Business

We are subject to a number of risks, which are set out in more detail in “Risk Factors.” Risks include the following:

●	We can exercise a repurchase option to repurchase the Preferred Stock sold in this Offering.

●	We have one key executive upon which the company is highly dependent.

●	We are controlled by our founder and two major investors.

●	Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company.

●	We have a complicated business model.

●	There may not be enough demand for our recycling programs.

●	A downturn in economy could adversely affect our business.

●	We rely on certain third-party services, and our business will be negatively impacted if we are not able to access their services.

●	We are subject to federal and state laws regulating waste management and there could be adverse effects if we are not in compliance with all applicable laws.

●	Our revenues from material sales will fluctuate based on routine changes in commodity prices, complexity of materials collected, and varying deal sizes.

●	Our business depends on our reputation and the value of our brand.

●	A cybersecurity incident could negatively impact our business and our relationships with customers.

●	We may not realize the synergies and growth opportunities that are anticipated from acquisitions.

●	There currently is no active public market for our stock and an active trading market may not be developed or sustained following this Offering, which may adversely impact the market for shares of our stock and make it difficult to sell your shares.

●	The exclusive forum provision in the subscription agreements may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes.

●	Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreements.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. Although TerraCycle has operated since 2003, it regularly innovates new business models which do not have long track records and therefore share risks associated with early stage companies. You should consider general risks as well as specific risks when deciding whether to invest.

We can exercise a repurchase option to repurchase the Preferred Stock sold in this Offering. We have the right to repurchase Class A Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18 month anniversary of the original issue date of such share or immediately prior to the closing of a Parent Deemed Liquidation Event. A Parent Deemed Liquidation Event shall mean any of the following: (a) any consolidation or merger of our parent company with or into any other corporation or other entity or person, or any other corporate reorganization, (b) any transaction or series of related transactions to which our parent company is a party in which in excess of 50% of the parent company’s voting power is transferred, (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of our parent company, or (d) the sale of shares of our parent company’s common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933.

We have one key executive upon which the company is highly dependent. We depend primarily on the skill and experience of Tom Szaky, our founder and CEO. If we are not able to call upon him for any reason, our operations and development could be harmed. Our parent company has a $10 million key man insurance policy in place for Tom, which would certainly support the company in finding one or more people to fill his big shoes.

We are effectively controlled by our parent company and its founder and a major investor. TerraCycle, Inc, our parent company, currently holds 83% of our stock and all of our voting stock, and will continue to control the company after the Offering. Tom Szaky, Lorax Holdings, LLC (an LLC controlled and primarily owned by Tom Szaky) and BCP TerraCycle LLC hold approximately 43% of our parent company’s voting stock. At the conclusion of this Offering, our parent company and its stockholders will continue to own all of our voting stock. Investors in this Offering will not have the ability to control a vote by the stockholders or the board of directors.

Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company. The Preferred Stock offered in this Offering carry no right to vote on or consent to any matter that would otherwise be subject to the vote or consent of the company’s stockholders. Investors in this Offering will not have the ability to control a vote by the voting stockholders or the board of directors, and therefore will have no ability to influence the management or the direction of the company.

We have a complicated business model. Our business model is an aggregation of several types of business. We engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients (the majority of which are consumer packaged goods companies) that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. At the same time, we engage a network of collectors who earn charity awards for their efforts in collecting wastes to be shipped to our processing partners’ facilities for recycling. In addition, we are an operations and logistics company and manage hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. As we focus on many kinds of waste materials that are not commonly recycled (because they generally have not been economical to recycle), we also conduct robust research and development activities to evaluate waste streams and the cost of recycling before we price a collection/recycle program for a given waste stream. Our complex business model requires a high level of coordination and could expose us to operational risks.

There may not be enough demand for our recycling programs. We will only succeed if there is sufficient demand for the recycling services we provide. The elimination or serious reduction in the use of disposable packaging would greatly impact our revenue.

A downturn in economy could adversely affect our business. A downturn in economy could reduce the number of brands willing to participate in our Sponsored Waste Programs or reduce the number of customers willing to purchase our Zero Waste Boxes. As a result, our revenue could be adversely affected.

We rely on certain third-party services, and our business will be negatively impacted if we are not able to access their services. We use third parties for shipment of collected wastes to our warehouses (principally UPS), third-party warehouses for storage, freight carriers to transport waste from warehouses to third-party recycling facilities, and third-party facilities for processing and recycling waste. If we are unable to affordably access any third-party services or maintain the cost of their services, our business operations could be disrupted and our revenues could be negatively impacted.

We are subject to federal and state laws regulating waste management and there could be adverse effects if we are not in compliance with all applicable laws. Federal and state laws regulate the collection, transportation, storage, and disposal of certain waste, including universal waste (batteries, pesticides, mercury-containing equipment, and mercury lamps). We, or our third-party vendors, could inadvertently violate federal and state laws during collection, transportation, storage, and processing of different waste streams, and if so, there could be adverse effects, such as regulatory actions, fines penalties, and liabilities.

Our revenues from material sales will fluctuate based on routine changes in commodity prices, complexity of materials collected, and varying deal sizes. While we collect and recycle a number of different materials, the majority of what we process for sale or implementation into new products is traditionally non-recyclable plastics. These plastics are both flexible and rigid, and range from simple single-polymer items like Polypropylene (#5) to complex multi-layer items that are categorized as Other (#5). Though these items can easily be used in the manufacturing of new raw materials and products, fluctuations in market conditions or demand for these not traditionally sought after materials can affect our operating income and cash flows negatively.

Our business depends on our reputation and the value of our brand. We believe that we have developed a reputation for our innovations, social and environmental responsibility, achievements, and unique business model and that our brand symbolizes these attributes. The TerraCycle brand name, trademarks and logos, and our reputation are powerful sales and marketing tools. Adverse publicity relating to us could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services. This reduction in demand, together with the dedication of time and expense necessary to defend and restore our reputation, could have an adverse effect on our financial condition, liquidity, and results of operations.

A cybersecurity incident could negatively impact our business and our relationships with customers. We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking, and other online activities to connect with our employees and our customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft, and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive, confidential, and proprietary information, including customers’ personal information, private information about employees, and financial and strategic information about us and our business partners. While we make best efforts to protect all data, our current measures on security breach prevention and incident response efforts may not be entirely effective. A cybersecurity incident could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, and competitive disadvantage.

We may not realize the synergies and growth opportunities that are anticipated from acquisitions. Our business strategy includes growth through acquisition. We believe that synergies will come from the elimination of duplicative costs such as selling, general and administrative expenses, as well as the optimization of logistics, truck and plant utilization, and improvements in route density and facility optimization. Our success in realizing these synergies and growth opportunities depends on the successful integration of the acquired business with our pre-existing business and operations. Even if we are able to integrate these businesses and operations successfully, the integration may not result in the realization of the full benefits of the synergies and growth opportunities we expect.

There currently is no active public market for our stock and an active trading market may not be developed or sustained following this Offering, which may adversely impact the market for shares of our stock and make it difficult to sell your shares. There is no formal marketplace for the resale of our stock. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.  Over-the-counter markets have from time to time experienced significant price and volume fluctuations. As a result, the market price of our stock (if any market were to develop) may be similarly volatile, and holders of our stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this Offering Circular.

The exclusive provision in our certificate of incorporation, bylaws and the subscription agreements may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes.

Section VII of our Certificate of Incorporation and Section 47 of our Bylaws contain exclusive forum provisions for certain lawsuits, see “Securities Being Offered – Class A Preferred Stock – Forum Selection Provisions” and “Securities Being Offered – Common Stock – Forum Selection Provisions.” Further, Section 6 of the subscription agreement for this Offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see “Securities Being Offered – Class A Preferred Stock – Forum Selection Provisions.” The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find the exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreements.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when our Preferred Stock is transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to those securities or to the transferor with regard to ownership of those securities, that were in effect immediately prior to the transfer of the Preferred Stock, including but not limited to the subscription agreement.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by the existing shareholder. The table gives effect to the sale of shares at 50%, 75% and 100% of the 250,000 shares of Non-Voting Class A Preferred Stock originally qualified.

	50% Raise	75% Raise	Maximum Raise
Price per Share	$100.00	$100.00	$100.00
Shares Issued (1)	89,184	151,684	214,184
Capital Raised	$8,918,400.00	$15,168,400.00	$21,418,400.00
Less Sale of Existing Shares (2)	$1,907,600.00	$1,907,600.00	$1,907,600.00
Less: Offering Costs (Max)	$535,000.00	$910,000.00	$1,285,000.00
Net Offering Proceeds (Min)	$6,475,800.00	$12,350,800.00	$18,225,800.00
Net Tangible Book Value Pre-Financing (06/30/2019)	$7,279,539.00	$7,279,539.00	$7,279,539.00
Net Tangible Book Value Post-Financing	$13,755,339.00	$19,630,339.00	$25,505,339.00

Shares Fully Diluted Pre-Financing	534,182	534,182	534,182
Fully Diluted Post-Financing Shares Issued and Outstanding	625,000	687,500	750,000

Net Tangible Book Value per Share Prior to Offering	$13.63	$13.63	$13.63
Increase/(Decrease) per Share Attributable to New Investors	$72.61	$81.42	$85.09
Net Tangible Book Value per Share After Offering	$22.01	$28.55	$34.01
Dilution per Share to New Investors	$50.60	$52.87	$51.09

(1)	Reflects 35,816 shares issued as of June 30, 2019, including 10,744 by a selling shareholder.
(2)	184,770 shares were sold by a selling shareholder between July 1, 2019 and December 23, 2019.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. In the event this occurred, you would own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2018 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2019 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than would new investors in that subsequent round. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes).

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

We are currently offering a maximum of 150,596 shares of non-voting Class A preferred stock at $100 per share on a “best efforts” basis. The minimum investment is 7 shares, or $700. The Offering was originally for 250,000 shares and as of December 23, 2019, we had issued 99,404 of those shares under the Offering.

We will use our existing website, www.TerraCycle.com, blogs, and other social media to provide notification of the Offering. Persons who desire information will be directed to a landing page operated by us describing the Offering.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on our website, Capital2Market’s transactional system, and on a landing page that relates to the Offering.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. The subscription agreement requires investors to answer certain questions to determine compliance with the investment limitation set forth in the securities laws, disclose that the securities will not be listed on a registered national securities exchange upon qualification, and that the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead. The investment limitation does not apply to accredited investors, as that term is defined in Rule 501 under the Securities Act of 1933, as amended.

Atlantic Capital Bank (the “Escrow Agent”) will serve as escrow agent in accordance with Rule 15c2-4 of the Securities Exchange Act of 1934, as amended. Investor funds will be held in a segregated bank account at an FDIC insured bank pending closing or termination of the offering. All subscribers will be instructed by us or our agents to transfer funds by wire or ACH transfer directly to the escrow account established for this offering or deliver checks made payable to “TerraCycle US Inc.,” which will be promptly deposited into such escrow account no later than noon the next business day after receipt. We may terminate the offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in an acceptance by the company of their investment. If we terminate the Offering, or if your investment is not accepted by the company, your escrowed funds will be promptly returned.

We have engaged C2M Securities, a division of Strategic Capital Investments, a broker-dealer registered with the Commission and a member of FINRA and SIPC, to perform the following functions in connection with this offering:

●	qualify investors, including, but not limited to, conducting Know Your Customer, OFAC checks, AML compliance, and suitability reviews;

●	gather additional information or clarification from prospective investors, working as necessary with us and/or our agents;

●	provide us with prompt notice for subscriptions that cannot be accepted; and

●	transmit the subscription information data to Computershare, our transfer agent.

As compensation for the services listed above, we have agreed to pay the Placement Agent a commission equal to one percent (1%) of the total amount invested by investors in the Offering. We also have agreed to pay the Placement Agent and third party broker-dealers who introduce purchasers of Class A Preferred Stock a commission equal to five percent (5%) of the total number of shares sold through them in the Offering, and to issue to the Placement Agent and such third party broker-dealers warrants to purchase shares of Class A Preferred Stock described below under the caption “Warrants Issued to Placement Agent and Introducing Broker-Dealers.”   We have paid Capital2Market LLC, an affiliate of Capital2Market Holdings LLC, $40,000 for basic licensing and service of technology to support the Offering. We have also agreed to pay Capital2Market LLC an average $5 fee per investor processed for us, which fees in the aggregate shall not exceed $40,000. We have paid $500 to the Escrow Agent to set up the escrow account.  It is anticipated that solicitation activity on our behalf will be conducted by registered representatives, and a portion of the sales commission received by the Placement Agent will be paid to those registered representatives.

Computershare will serve as transfer agent to maintain stockholder information on a book-entry basis.

Warrants Issued to Placement Agent and Introducing Brokers

We have agreed to issue to the Placement Agent and third party broker-dealers who introduce purchasers of Class A Preferred Stock warrants to purchase five percent (5%) of the total number of shares of Class A Preferred Stock sold by an introducing broker (including the Placement Agent) in the Offering, which includes shares sold as of December 23, 2019, allocated between Placement Agent (1%) and the introducing brokers (4%) at each closing of the Offering. The warrants will be exercisable, in whole or in part, commencing on a date which is six months after the commencement of sales in this Offering and expire on the earliest of (i) the three-year anniversary of the commencement of sales of the Offering, (ii) the consummation of a Deemed Liquidation Event (as hereinafter defined) and (iii) the consummation of a public offering of the company’s shares of common stock pursuant to an effective registration statement under the Securities Act (an “IPO”). As used herein, “Deemed Liquidation Event” shall mean any of the following: (a) the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the company, (b) any consolidation or merger of the company with or into any other corporation or other entity or person, or any other corporate reorganization, (c) any transaction or series of related transactions to which the company is a party in which in excess of 50% of the company’s voting power is transferred, (d) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the company. The warrants will have an initial exercise price per share of $100 per share, which is equal to 100% of the price per share in this Offering, subject to adjustment for stock splits. The Placement Agent and the introducing brokers will agree not to sell, transfer, assign, pledge or hypothecate the warrants, or any portion thereof, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of one hundred eighty days following the commencement of sale in the Offering to anyone other than transfers or assignments to a bona fide officer or partner of the Placement Agent or introducing broker; and only if any such transferee agrees to the foregoing lock-up restrictions.

Investors’ Tender of Funds and Return of Funds

After the Commission has re-qualified the Offering Statement, we will accept tenders of funds to purchase the preferred stock. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by the Escrow Agent, and will be transferred to us upon Closing. There is a “Closing” each time we accept funds transferred from the Escrow Agent. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part. Upon closing, funds tendered by investors will be made available to us for our use. The Offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) January 27, 2021; or (c) the date upon which a determination is made by the company and the underwriter to terminate the Offering.

In order to invest you will be required to subscribe to the Offering via our website or via www.ownterracycle.com and agree to the terms of the offering and the subscription agreement.

Selling Securityholders

There is no selling shareholder in this Offering.

USE OF PROCEEDS TO ISSUER

As of December 23, 2019, we had received approximately $6.0 million of funds (net of fees); $3.1 million of those funds were used for the purchase of the assets of Air Cycle Corporation, and the majority of the remainder in cash reserves for future acquisitions.

While we intend to continue to run an efficient marketing effort for the Offering, we are budgeting for a total (including amounts already spent) of $900,000 of marketing, broker dealer fees, legal and other expenses (based on a fully subscribed Offering of $15.1 million). If we raise less money, variable offering costs will decrease proportionately.

In the event that the Offering is fully subscribed, representing a sale of 150,596 shares for $15.1 million, proceeds to the company from the sale of equity is anticipated to be approximately $14.2 million, net of offering expenses (including reimbursement to the company of associated pre-closing expenses). We plan to use the net offering proceeds as follows:

●	Approximately $2.0 million for hiring more staff for existing and new departments in the US;

●	Approximately $11.0 million for acquiring companies which would expand and/or complement our business; no candidates have as yet been identified;

●	Approximately $1.2 million to expand and improve the facilities at headquarters;

If the Offering size is $10 million, then we estimate that the net proceeds will be approximately $9.4 million (after taking into account $600,000 million in expenses). In such an event, we will use the net offering proceeds as follows:

●	Approximately $1.5 million for hiring more staff for existing and new departments in the US;

●	Approximately $6.9 million for acquiring companies which would expand and/or complement our business; and

●	Approximately $1.0 million to improve the facilities at headquarters.

If the Offering size is $5 million, then we estimate that the net proceeds will be approximately $4.7 million (after taking into account $300,000 in expenses). In such an event, we will use the net offering proceeds as follows:

●	Approximately $1.0 million for hiring more staff for existing and new departments in the US;

●	Approximately $3.2 million for acquiring companies which would expand and/or complement our business; and

●	Approximately $0.5 million to improve the facilities at headquarters.

Because the Offering is a “best efforts” offering, we may close the Offering without sufficient funds for all the intended purposes set out above.

The company reserves the right to change the above uses of proceeds if management believes it is in the best interests of the company.

The allocation of the net proceeds of the Offering set forth above represents the company’s estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the company’s management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the company’s actual expenditures will depend upon numerous factors, including market conditions, cash generated by the company’s operations (if any), business developments and the rate of the company’s growth. The company may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that the company does not raise the entire amount it is seeking, then the company may attempt to raise additional funds through private offerings of its securities or by borrowing funds. The company does not have any committed sources of financing, but the parent company does have approximately $16.8 million in cash reserves (as of November 30, 2019) to support the growth of its subsidiaries in the discretion of its Board of Directors.

THE COMPANY’S BUSINESS

Overview

TerraCycle, Inc, is our parent company and owns 100% of our voting stock. TerraCycle US, LLC is our wholly owned operating subsidiary. While we were only formed in August 2017, our parent company has been operating in the US since 2003, and internationally since 2009, and our operating subsidiary has been operating in the US since January 1, 2014. At that time, our now wholly owned subsidiary assumed and has since operated all US business activities previously associated with our parent’s US operations. We conduct our business only in the United States and exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. We own the two buildings that comprise TerraCycle’s global headquarters (our parent company pays us rent).

Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. Economics is the driving factor determining what gets recycled. Universally, wastes are recycled when they are cheaper to produce from recycled materials over virgin materials. This is the case for paper, glass, certain metals and rigid plastics like water bottles. With most waste streams, however, it’s cheaper to make new products from virgin materials than it is to collect, sort, transport and recycle. We address these economics by providing premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use. Through their engagement with TerraCycle and our recycling services, these parties achieve sustainability objectives and in some cases, increase their business or market share.

Principal Products and Services

In the United States, we currently operate four principal business divisions that generate revenue: Sponsored Waste Programs, Zero Waste Boxes, Material Sales, and Regulated Waste.

Sponsored Waste Programs

Sponsored Waste Programs are turnkey programs we design and administer for manufacturers/brands that seek to recycle their products or packaging. For example, Colgate has contracted with us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs are free to the public and offered on our website, www.TerraCycle.com.

Everyone, including individuals, schools, office building, municipalities, may sign up through our website to become a collector of any brand-sponsored waste. After signing up, a collector would begin collecting the waste in any box, which when full, would be shipped to one of our warehouses using a free UPS mailing label downloaded from our website.

In return, the collector receives “TerraCycle charity points.” These points are awarded based on the net weight of the waste items collected. Although programs differ, the points can usually be converted into a $0.02 payment per waste item collected to a charity or school designated by the collector.

The cost of shipping the waste to our warehouse and recycling center, storage, recycling, and charity donations/gifts associated with each shipment are incorporated into the pricing of our waste collection services in our contracts with the sponsoring brands. The sponsoring brand also pays us a management fee for administering the program as well as significant marketing and promotional services. Through our engagement with the public in our collection network, the sponsoring brands receive positive recognition in the press and social media for their role in enabling recycling of otherwise non-recyclable waste.

The waste items collected from the programs are sorted, aggregated, and stored in our warehouses until there is sufficient quantity of a particular waste from which we can recycle into new materials. We arrange for the waste to be transported and recycled from the warehouses to a third-party recycling facility. We pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets, according to our specification. In the recycling process, approximately 3% waste is accepted and typically includes purges as well as various non-compliant materials. To our knowledge this is accepted as an industry standard.

As of December 23, 2019, we have over 80 brand sponsored national recycling programs, operating in 48 states. These programs generated $7.063 million in revenue in 2018.

Zero Waste Boxes

Zero Waste Boxes can be used to collect a specific waste stream (like coffee capsules) or a category of waste (such as non-compostable kitchen or bathroom waste). Whereas Sponsored Waste Programs are paid for by the sponsoring brand and are free to the collector, Zero Waste Boxes are paid for by the collecting customer.

We sell these boxes directly to end users through our website, resellers (like Amazon and Staples), and to event organizers, such as conferences or concerts that seek to reduce their waste footprint. We also provide private label box services for companies and distributors that seek to offer a recycling option as part of their sale or service. Pricing of the boxes depends on size, weight, costs to recycle, value of recycled materials, and whether sorting is needed.

The boxes are affixed with a pre-paid shipping label. Once a box is filled with the specified waste, the customer would arrange a UPS delivery of the box to our warehouse for sorting, aggregation, storage, and ultimately recycling into new materials for sale by our Materials Sales department.

Similar to the waste items collected from the brand sponsored programs, we arrange for waste to be transferred from the warehouses to a third-party recycling facility once there is sufficient quantity of a particular waste that can be recycled. We will pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets according to our specification. The cost of transportation of waste items from the warehouse to the recycling center, as well as the cost of recycling, are factored into the cost of the box sold to the customer.

We currently offer more than 100 categories of publicly offered Zero Waste Boxes on our website. This division generated $3.614 million in 2018 sales.

Materials Sales

TerraCycle recycles a wide range of traditionally non-recyclable materials collected through the Sponsored Waste and Zero Waste Box programs. For example, coffee capsules often include both plastic and metals, as well as coffee grounds. Pens generally include a range of plastics and metals. In almost all cases, all plastics are turned into new plastic pellets that can be used to make new products by third-party manufacturers, and metals are separated and sold on to buyers of recycled metals. Organic materials such as coffee grounds and cigarette ash are separated and sent to composting. A small percentage of the materials we receive, such as purges (material loss during processing (e.g. burn-off or fall-out) may impact the full extent of material recovery) and non-compliant materials (approximately 3%) cannot be recycled and are sent to disposal.

Although we principally recycle plastic materials ranging from simple single-polymer items like Polypropylene (#5) to complex multi-layer items (that are categorized as Other (#5)), we also recycle complex streams like clothing, furniture, and electronics.

Our Material Sales team either sells the materials to a buyer before we incur the cost of recycling, in which case we pay a third-party recycler for the recycling, or we deliver the sorted collected materials to a processor that will recycle and sell the recycled materials to a manufacturer. The manufacturers then incorporate the recycled materials into new products.

In many cases, our Materials Sales team works with our R&D team to recycle collected waste into a format that meets the unique specifications requested by the buying parties. In our R&D lab at headquarters, we are able to perform relatively sophisticated sample testing; we outsource any production work to strategic processors so that we can ensure that the sample meets client needs. When an order is ready to move into production, we move aggregated loads of materials from our storage facilities to one of several third-party processing (or conversion) facilities. This third-party recycling center will then perform the necessary processing work (such as shredding, washing, drying, pelletizing, compounding, etc.) to produce recycled pellets that meet the specified deliverables of our clients. In many cases, the processed materials are then sent to our client’s third-party manufacturer for immediate incorporation into new products.

Our Material Sales division generated $2.269 million in revenue in 2018. Given that recycled materials are a commodity and thus pricing is dictated by market conditions, this division traditionally generates lower margins than other business divisions of the company that have more unique product offerings that can be priced at a premium.

Storied Plastics

As discussed above, the Material Sales division typically sells recycled materials at a price competitive in the market and thus, at lower margins than generated by other business units. Since 2017, however, we have developed several opportunities to sell recycled materials at premium prices.

TerraCycle’s “storied plastic,” carries a narrative about the material’s prior usage and thus generates special meaning to new products that incorporate those plastics. The best example of storied plastic is our “beach plastic” initiative, which has been the genesis for our belief that a range of recycled materials from TerraCycle can be sold at a premium price.

In January 2017, our parent company announced a collaboration with Procter & Gamble (P&G) in its campaign to use recycled beach/ocean plastics in Head & Shoulders shampoo bottles. The brand produced the world’s first recyclable shampoo bottle made from up to 25% recycled beach plastic. Later in 2017, these Head & Shoulders bottles were exclusively sold at Carrefour (one of the world’s largest retailers) in France. P&G then expanded this initiative into other markets. P&G also expanded the inclusion of TerraCycle collected and recycled ocean and beach plastics into multiple business units (including dish soap and other hair care products). Each P&G business unit uses a specific type of plastic from our beach and ocean collections to replace materials that those products were traditionally made from. For instance, Head & Shoulders is using the HDPE portion of the beach plastic collections for its shampoo bottles. The beach plastic division sold over 30 tons of material worldwide in 2018, generating roughly $500,000 and 35 tons of materials worldwide in 2019 expected to generate roughly $600,000. This business unit is part of our Materials Sales division.

Manufacturers pays TerraCycle a higher than commodity price to source, collect and recycle these materials. It is incentivized to do so because inclusion of the materials generates significant media and consumer interest in the products.

To generate collections, we have engaged a network of organizations that are already cleaning up beaches. We accept all rigid beach plastics that are found along any shoreline. Participation is free to collecting organizations; all shipments must be sent through a freight shipment that is coordinated and paid for by TerraCycle. The recovered plastic is then shipped to one of our warehouses where a manual sortation process removes contaminants, such as organic matter, flexible plastic bags and films, rope, and fishing nets – anything that doesn’t qualify as a rigid plastic. Once that work is complete, the material will be sent to one of several third-party processing facilities where it is further separated by plastic composition, cleaned, and converted into a format that is suitable for our brand partner’s product molding facilities.

Given the premium price that P&G and others have committed to pay for these beach plastics, our parent company and we are able to finance multi-country collections and invest in personnel to manage the complex supply chain. Since this partnership announcement was made at the World Economic Forum in Davos in January 2017, other major brands including REN Skincare, AXE, and Microsoft in the US are purchasing “storied plastic” materials that they can make into new recyclable packaging. We continue to see a growth opportunity here and are expanding the Storied Plastics division within the Materials Sales team.

Regulated Waste

We opened the TerraCycle Regulated Waste division as an extension of the Zero Waste Box division in November 2017, immediately after the acquisition of acquisition of the assets of Air Cycle Corporation (“Air Cycle”), a 20-year old company that brokers recycling services for florescent light bulbs and batteries. The assets acquired from Air Cycle comprised all of Air Cycle’s tangible assets such as machinery, furniture, fixtures, supplies and certain inventory, the rights of Air Cycle under its contracts, it intellectual property and its books and records.

The Regulated Waste division includes: the sale of boxes for the pre-paid return of light bulbs and electronics, and bins for the return of batteries; bulk collections of universal waste from factories, office buildings and hotels (here, the same materials are collected as single pallets on the small side or as truckloads on the larger side); and, the Bulb Eater bulb crusher, which concentrates the mercury from light bulbs using manufactured parts and is assembled in the division’s Chicago area office.

Consistent with its practices in other operating divisions, TerraCycle does not own and operate universal waste processing facilities; rather, all collected waste is shipped directly to third-party EPA registered universal waste processing companies.

This division generated $7.112 million in sales in 2018.

Market

Outside of the Regulated Waste division, most of our revenue is generated by the Brand Sponsored Collection Programs and by over 80 sponsoring brands. We rely on some of our major brand partners, Procter & Gamble, Garnier, Bausch & Lomb, Santa Fe Natural Tobacco, Colgate, Bausch & Lomb, Tom’s of Maine, and Kiehl’s,, for the steady revenue generated by this business.

We do not rely on any particular customer for our Zero Waste Box business.

Green Mantra, Nexus Fuels, Akshar Plastics and the Ultra Poly Corporation were our top buyers for our Material Sales business in over the past 12 months.

Competition

Sponsored Waste Programs

We believe that our Sponsored Waste Program has a unique business model and therefore has no direct competition.

In many ways, our Brand Sponsored Collection business model is an aggregation of several types of business, allowing us to engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. We are also an operations and logistics company managing hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. Additionally, we conduct research and development activities to evaluate waste streams before we contract to collect and recycle a particular type of waste, which has resulted in our developing innovative and pioneering recycling solutions for previously non-recycled waste streams.

Because our unique business model incorporates marketing and public relations services, our customers experience market related benefits accompanying the resultant sustainability gains. These benefits justify their covering the costs of collecting and recycling traditionally “non-recyclable” waste streams, which, TerraCycle implements without either losing money or obtaining government or charitable subsidies. We believe that no other companies currently collect and recycle most of the waste streams that we principally focus on.

Zero Waste Box

Similar to the Sponsored Waste Program, this division focuses on recycling waste streams that are rarely recycled, such as factory gloves, coffee capsules, etc. There is not much economic incentive to collect and recycle them; we are not aware of much competition for any of the waste streams collected through zero waste boxes, and know of no other company that provides a similar service for diverse categories of generally non-recyclable waste.

Regulated Waste

There is, however, significant competition in the Regulated Waste space, as there are companies, many much larger than us, that collect and process universal waste. We believe, however, that we will be able to grow a significant universal waste business, differentiating ourselves from the competition because of our name and reputation, our ability to tap into our significant corporate customers, and our unique synergies between our various business units and service offerings, including our rare ability among waste collectors to generate favorable publicity for our clients.

Material Sales/Storied Plastic

TerraCycle does not sell traditional commoditized plastics like HDPE (milk jugs) and PET (soda/water bottles). We sell traditionally non-recyclable plastics to processors and end users in the United States. Generally speaking, these materials are not in high demand; it takes a unique pitch to convince an outside company to use these materials in their supply chain. While there are plenty of other recyclers that process and sell traditional commoditized plastic, we believe TerraCycle is uniquely positioned to corner the market for non-traditional items. Our business model, starting with the front-end collection programs, gives our Material Sales team the flexibility to move material downstream using a wide range of options and pricing.

As part of P&G’s campaign to use recycled beach plastic for its hair care, home care, and grooming divisions, we (and our parent) are now leading one of the world’s largest beach/ocean plastic collection efforts through a range of non-government organization (NGO) partnerships in 10+ countries.

Research and Development

In 2018 and 2017, in addition to a dedicated staff that utilizes owned and leased equipment to evaluate and combine various waste streams, we spent $41,000 and $107,000, respectively, in third party laboratories for research and development. These amounts include the R&D expenses allocated to us by the parent company and the $37,000 in 2018 and $93,000 in 2017 incurred directly by our operating subsidiary. Our R&D activities analyze waste streams to evaluate the cost of recycling before we price a collection program for a given waste stream. We expect to have expended approximately $70,000 for R&D activities in 2019, and plan to expend $90,000 in 2020. It should be noted that most US waste companies are focused on the landfill business, so their principal function is move waste from collection locations to disposal destinations. Very few have R&D departments to innovate on new life for used waste streams.

Employees

We contract for approximately 60% of the time of our parent company’s employees (discussed in more detail under the “Interest of Management and Others in Certain Transactions” below). Additionally, we have 60 full-time employees and no part-time employees working out of Trenton, NJ.

Regulation

Our core business is to offer a service to collect, store, transport, and recycle post-consumer materials.  These materials are generally not hazardous and are not subject to federal or state regulations, as such regulations generally apply only to solid waste or hazardous materials.  Since the materials are not solid waste, TerraCycle is exempt from the requirements outlined by US EPA and the environmental departments of the 48 states in which we operate.

In some cases, TerraCycle provides solutions for materials that have slightly hazardous qualities such as aerosol containers. Shipping of aerosols is regulated by the US Department of Transportation, which provides for an exemption of limited quantity shipments of compressed gas. Our shipment of aerosols fits within the limited quantity exemption, and the aerosol canisters are shipped to third party aerosol recyclers that are licensed by the EPA.

Intellectual Property

Our parent company has registered a number of trademarks, including the Infinity Arrow logo and “TerraCycle”, “ELIMINATING THE IDEA OF WASTE”, “Brigade”, and “Outsmart Waste”.

Neither we nor our parent hold any patents and have not applied for any patents.

Litigation

We are not involved in any litigation and we are not aware of any pending or threatened legal actions that would have a material impact on our business.

THE COMPANY’S PROPERTY

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. Certain areas of the buildings are not yet insulated or set up with heating and cooling. As we grow, it will be important to make improvements to expand the workspace in the buildings. The buildings are estimated to be valued at $1 million. There are two mortgages on the buildings totaling to approximately $490,000 as of December 31, 2018. We receive revenue from our parent company for its pro-rata use of the buildings.

We lease a warehouse located at 57 North Johnston Avenue, Hamilton, NJ. We also use third-party warehouses located in Williamsport, MD, Madison, IL, Bloomington, IL and Three Rivers, MI.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month periods ended June 30, 2019 (“Interim 2019”) and June 30, 2018 (“Interim 2018”) and for the fiscal years ended December 31, 2018 and December 31, 2017 should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report. The consolidated financial statements included in this Annual Report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Operating Results

Six Months Ended June 30, 2019 compared to Six Months Ended June 30, 2018

Our net sales are derived primarily from sale of products and services in four principal operations: Sponsored Waste Collection Programs, Zero Waste Boxes, Material Sales, and Regulated Waste. In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments. Our net sales increased to $11,229,215 for Interim 2019 from $9,453,499 for Interim 2018, an increase of $1,775,716 (19%). This increase was due to:

•	Sponsored Waste revenues increased by $1,374,000 (45%), driven by new programs contributing $385,000 in incremental management fees and $1,029,000 increased variable revenue across most programs.

•	Zero Waste Boxes revenues increased by $1,074,000 (62%), driven by the continued expansion of this segment across individual and corporate customers.

•	Material Sales revenue decreased by $1,120,000 (80%), due to timing of closing large deals. While two larger sales were finalized in the first half of 2018, we in the process of completing equally large deals in the second half of 2019, which will put us in line or potentially above the total revenue of the prior year.

•	Regulated Waste revenues decreased by $197,000 (5%), partially impacted by the disruption of moving to new systems to integrate with the rest of the company.

•	Corporate increased by $645,000, due to the decrease in deferred revenue on the variable fees as we increase the amount of waste processed, which are not recorded at the segment level (mainly Zero Waste Boxes and Regulated Waste).

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services. Our cost of revenues was $4,882,702 for Interim 2019, a decrease of $300,650 (6%) from $5,183,352 in Interim 2018. This was driven by $955,000 of lower costs associated with lower revenues, primarily in the Material Sales business, partially offset by an increase of $654,000 in costs in the other segments in line with the net revenue increase of those segments.

Our gross profit was $6,346,513 for Interim 2019, an increase of $ 2,076,366 (49%), compared to $4,270,147 in the same period last year. Gross margin increased to 56.5%, compared to 45.2% in the same period last year, reflecting a more profitable product mix.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses were $4,136,659 in Interim 2019, an increase of 772,623 (23%) compared to $3,364,036 for Interim 2018. This increase was driven by higher bad debt provision of $258,000, $259,000 higher TCI management and IP fees associated with the higher revenue, $174,000 higher personnel expenses, and $87,000 transactional expenses related to the higher volume of revenue.

Other income/expenses, primarily interest income/expense, increased by approximately $139,000 to $58,778 in other income in Interim 2019 from $79,903 in other expense in Interim 2018, due to the elimination of interest expense with the payment of the seller’s note to finance the acquisition of the Regulated Waste business segment, and the interest income generated by the loan facility with the company’s parent corporation.

Income tax provision increased by $235,880 to $459,390 in Interim 2019 from $223,510 last year, due to the higher level of before tax profits.

As a result of the foregoing, the net income of the company increased by $1,206,544 to $1,809,242 in Interim 2019, from $602,698 in same period last year.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Our net sales are derived primarily from sale of products and services in four principal operations: Sponsored Waste Collection Programs, Zero Waste Boxes, Material Sales, and Regulated Waste. Our net sales increased to $20,042,716 for the year ended December 31, 2018 from $13,727,671 for the year ended December 31, 2017, an increase of $6,315,045 or about 46%. The increase was driven by:

•	Sponsored Waste Collection Programs posting approximately $416,000 in increases, primarily due to new program launches.

•	Zero Waste Box revenues increasing by approximately $1,731,000, driven by the continued expansion of this business and the growth a large corporate account with one brand.

•	An approximate $6,109,000 increase in sales for Regulated Waste, due to the timing of revenue recognition in that in 2017 we only recognized two months of revenue in this division based on the date on which the assets of Air Cycle Corporation were acquired.

Those increases were partially offset by a decrease of approximately $1,683,000 in Material Sales, which reflects the fact that large deals accounted for in the 2017 results were not repeated in 2018, as well as a decrease of approximately $259,000 in sales classified as corporate as a result of timing of revenue recognition on annual contracts.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated to the delivery of services. The cost of revenues increased to $10,672,812 for the year ended December 31, 2018 from $8,179,980 for the year ended December 31, 2017, an increase of $2,492,832 or about 30%. The increase in cost of revenues was primarily due to:

•	Approximately $660,000 processing costs associated primarily with higher volume of the Zero Waste Box business which was partially offset by lower processing costs.

•	Approximately $3,330,000 related to Regulated Waste revenue associated with the higher revenue.

•	Approximately $300,000 in Corporate COGS from costs associated with revenue recognition on annual contracts.

Those increases were partially offset by:

•	Approximately $650,000 decrease in costs related to Sponsored Waste, due to a combination of lower overall processing costs.

•	Approximately $1,150,000 lower costs associated with the lower Materials Sales revenue.

Our gross profit was $9,369,904 for the year ended December 31, 2018 compared with $5,547,691 for the year ended December 31, 2017, a 69% increase. Gross margins increased to 46.8% for the year ended December 31, 2018 from 40.4% for the year ended December 31, 2017.

Operating expenses totaled $7,586,701 for the year ended December 31, 2018 and $4,625,528 for the year ended December 31, 2017, an increase of $2,961,173 or about 64%. The primary factors for this increase were:

•	Approximately $500,000 in higher employee costs.

•	Approximately $2,050,000 related to the acquired Regulated Waste business.

•	Approximately $105,000 related to bad debts.

•	Approximately $200,000 of higher TCI management and IP licensing fees, in part related to the higher revenue of the business.

•	Approximately $115,000 related to technology expenses.

Other expenses consist of interest expense and foreign currency exchange. Other expenses increased to $166,550 for the year ended December 31, 2018 from $58,287 for the year ended December 31, 2017. The primary driver of this increase was the approximately $111,000 increase in interest attributed to the seller’s note used to finance the acquisition of the Air Cycle (“ACC”) business discussed below. The increase was partially offset by an approximately $3,000 decrease in foreign currency exchange costs, mainly derived from our transactions with Canadian vendors.

The company recorded a provision for income tax of $464,874 and $675,735 for 2018 and 2017, respectively. The company is part of the consolidated tax return of its parent company, TCI, and as such, the parent includes the company’s taxable income or loss on its income tax returns. The company signed a Tax Sharing Agreement with its parent company effective January 1, 2017 by which the company pays the parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes.

As a result of the foregoing, the company’s net income increased to $1,151,779 in 2018 from $188,141 in 2017.

Liquidity and Capital Resources

Cash Flow – Interim 2019

Operating Activities

We generated $2,293,596 of cash from operations during the first six months of 2019. Net income generated $1,809,242 of cash flow. Accounts receivable used $1,564,243 of cash due to increased revenue. Inventory used $150,197 of cash as inventory levels remain fairly constant. Accounts payable generated $731,940 of cash in line with higher activity. Deferred income generated $1,288,035 of cash.

Investing Activities

Cash used by investing activities was $49,240 for the first six months of 2019. This is made up of purchases of warehouse equipment of $24,000 and leasehold improvements of $25,000.

Financing Activities

Our financing activities consumed net cash of $1,383,708 during the first six months of 2019. Repayment of the seller’s note related to the acquisition and payment of dividends to common and preferred shareholders used $2,252,475 and $1,096,736 of cash, respectively. Net proceeds from the second closing of the Regulation A offering brought $1,981,392 of cash.

Cash Flow – Fiscal Year 2018 \

Operating Activities

We generated $593,325 of cash from operations during 2018. Net income generated $1,151,779 of cash flow. Accounts receivable used $738,953 of cash due to increased revenue. Inventory added $57,916 of cash as inventory levels remain fairly constant. Accounts payable used $202,382 of cash in line with higher activity. Deferred income generated $23,723 of cash.

Investing Activities

Cash used by investing activities was $90,404 for 2018. This is made up of purchases of warehouse equipment of $24,000 and leasehold improvements of $25,000.

Financing Activities

Our financing activities consumed net cash of $496,476 during 2018. Repayment of the seller’s note related to the acquisition was $450,166 of cash and repayment of long-term debt and capital lease obligations used $33,069 and $13,241 of cash, respectively.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 5.75%. TD Bank has a call to reset the interest rate at each five-year anniversary of the mortgage; however, we have option to pay off the entire mortgage at that time without penalty. The mortgage note is secured by the building and matures on April 1, 2029. As of November 30, 2019, the outstanding principal on that loan was approximately $213,000.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. As of November 30, 2019, the outstanding principal on that loan was approximately $247,000.

On October 31, 2017, the company entered into a promissory note payable for the acquisition of ACC. The note was payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. The company paid the ACC promissory note in full on February 27, 2019. Repayment of this loan was made with $1,750,000 using funds from the proceeds of the closing of Regulation A, $200,000 using the option to exercise the exchange of Class A Preferred stock, and the remaining $258,595 balance using the line of credit described below.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms include an interest rate of daily LIBOR plus 2.35%, and the line expires on February 20, 2020 with a renewal option upon a renewal notice from the bank. The line of credit has been used from time to time, with no balance outstanding as of November 30, 2019.

The company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements, with the exception of one facility located in Hamilton Township, NJ near our headquarters in which the company has entered into a lease agreement with a stockholder of its parent company that expires on January 31, 2020. The total amount paid for that lease for Interim 2019 was $96,500.

Liquidity and Capital Resources

The company launched its Regulation A offering in January 2018. As of the date of this report, the Company has raised $9,740,400 from the sale of securities.

As of November 30, 2019, we had $8,411,816 of cash. Management believes that the company’s existing cash balances at November 30, 2019, along with cash expected to be generated from future operations and current capital-raising, will be sufficient to fund activities for the foreseeable future. Subsequent to November 30, 2019 and as of December 23, 2019, we closed on an additional amount of $532,575 pursuant to this Offering.

Other Trend Information

Tax Sharing Agreement

●	We have executed a “Tax Sharing Agreement” with our parent company. Under current US federal tax law, our parent company would consolidate the taxable income of any company in which it has at least 80% of voting power control and at least 80% of value. The Tax Sharing Agreement provides for our company to reimburse our parent company for any taxes we would have otherwise paid, but were reduced due to our parent company owning 80% or more of our company and thus, the filing of a consolidated tax return. In the event and as of such date as we sell more than 20% of our total shares to investors in our Regulation A offering, our taxable income would not be consolidated with the parent company and thus would be taxed in a separate federal filing by us.

●	Unless and until we sell 20% of total shares to investors in our Regulation A offering, our taxable income will be consolidated with the taxable income of the parent company. If taxes are due, our parent company will make the tax payments on behalf of the consolidated group or utilize accumulated Net Operating Losses to reduce the parent company’s consolidated tax liability. Alternatively, if taxes are due, our parent company will make the tax payments on behalf of the consolidated group. The Tax Sharing Agreement will allow our parent company to charge the taxes on our taxable income to us, and we will reimburse our parent (in cash) for taxes it otherwise would have paid if our taxable income was not consolidated with the parent. Our federal tax for will be calculated on a separate company basis and any tax so calculated will be paid to the parent.

●	Under current New Jersey tax law, there is no provision for consolidated filings of our taxable income with the parent; therefore, the Tax Sharing Agreement will not be applicable for New Jersey State taxes.

●	Where other states do require a consolidated or combined filing, a similar separate company basis will be applied pursuant to the Tax Sharing Agreement.

General Market Trends

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the World Economic Forum and Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	More corporations are integrating sustainability programs into their operations and marketing initiatives.

●	We believe that our current government’s denial of and inaction on climate change may fuel individual initiatives; the time may have come where consumers will assume responsibility for their outputs and waste, and help reduce their personal impact on our climate.

●	We, therefore, anticipate increasing demand for our services in the United States.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The table below sets forth the directors of our company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Tom Szaky	Director	TerraCycle US Inc.	37	August 2017
Richard Perl	Director	TerraCycle US Inc.	62	November 2017
Javier Daly	Director	TerraCycle US Inc.	65	November 2017
Daniel Rosen	Director	TerraCycle US Inc.	37	November 2017
David Zaiken	Director	TerraCycle US Inc	67	November 2017
Udi Laska	Director	TerraCycle US Inc	70	November 2017
Tom Miller	Director	TerraCycle US Inc.	65	November 2017
Marian Chertow	Director	TerraCycle US Inc.	64	November 2017

The table below sets forth the executive officers, directors, and significant employees of our parent company, TerraCycle, Inc. We contract about 60% of their time from our parent company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	37	January 2003
Richard Perl	Chief Administrative Officer	TerraCycle, Inc.	62	February 2008
Javier Daly	Chief Financial Officer	TerraCycle, Inc.	65	September 2011
Daniel Rosen	VP & General Counsel (also, VP of Global Administration since 2010)	TerraCycle, Inc.	37	June 2016
Directors:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	37	January 2003

Royce Flippin	Director	TerraCycle, Inc.	85	April 2004
Steven Russo	Director	TerraCycle, Inc.	58	August 2009
Brett Johnson	Director	TerraCycle, Inc.	49	August 2009
Stephen Baus	Director	TerraCycle, Inc.	54	June 2011
David Zaiken	Director	TerraCycle, Inc.	67	September 2013

Significant Employees:
Ernel Simpson	VP R&D	TerraCycle, Inc.	69	February 2010
Kevin Flynn	VP Operations	TerraCycle, Inc	39	April 2008
Michael Waas	VP Brand Partnerships	TerraCycle, Inc.	36	April 2008
Brett Stevens	VP Materials Sales & Procurement (also, VP of Global Administration since 2010)	TerraCycle, Inc.	33	May 2014
Rhandi Goodman	VP Zero Waste Boxes (previously, Director of Customer Service, since 2009)	TerraCycle, Inc.	33	January 2014
Anthony Rossi	VP Business Development	TerraCycle, Inc.	36	August 2014
Liana Scobie	Global Director, Staff and Administration	TerraCycle, Inc.	31	October 2011

Tom Szaky, Chief Executive Officer and Chairman of the Board of Directors of TerraCycle, Inc. and TerraCycle US Inc.

Tom is the founder and CEO of TerraCycle, Inc. He is a world-renowned entrepreneur, business leader, innovator and public speaker, who oversees one of the world’s few green multinational companies. Through TerraCycle, Tom has pioneered a range of business models that engage manufacturers, retailers and consumers in recycling products and packaging (such as beauty care and dental care waste, cigarette butts, coffee capsules and food packaging) that would otherwise be destined for landfill or incineration. To implement circular solutions for previously disposable materials, Tom had the foresight and courage to pioneer a business model that incorporates several distinct lines of business, so that TerraCycle could serve as a unique catalyst among market participants.

While a student at Princeton University, after winning multiple contests for his business plan for TerraCycle, Tom left school to develop the company. He is now an advisor to CEOs of some of the world’s largest consumer products companies. Tom is the author of three books, “Revolution in a Bottle” (2009, Portfolio) and “Outsmart Waste” (2014, Berrett-Koehler) and “Make Garbage Great” (2015, HarperCollins). Tom created, produced, and starred in TerraCycle’s reality show, “Human Resources” which aired on Pivot TV from 2014-2016. Tom and TerraCycle have received over 200 social, environmental and business awards and recognition from a range of organizations including the United Nations, World Economic Forum, Forbes Magazine, Fortune Magazine, and the Environmental Protection Agency.

Richard Perl, Chief Administrative Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Richard met Tom and joined TerraCycle, Inc. in 2008. He has undergraduate, law and business degrees from Columbia University. For over 35 years, Richard worked within the “green” business world in which he has extensive long-term relationships. He was involved in a range of businesses, mediations and transactions in clean energy development, carbon credits, real estate and resort planning, international tax structuring, business planning and management, all with a green/mission focus. He is one of the founders of Social Venture Network and Threshold Foundation. He has worked internationally extensively, having been to Japan over 40 times and worked with businesses in India, South America, and Europe. At TerraCycle, Richard has overseen international growth (from 1 to 20+ countries), strategic partnerships, investor relations and capital raising.

Javier Daly, Chief Financial Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Javier has been the Chief Financial Officer at TerraCycle, Inc. since September 2011. Prior to that, he was the CFO of the American Red Cross COE of New Jersey (January 2010 to August 2011), leading the restructuring of the ARC New Jersey’s 15 chapter financial operations from multiple accounting, payroll and banking systems into one center. From October 2006 until September 2009, he was the CFO of the Pharma Unit of Wolters Kluwer Health, overseeing its global operations. From September 2002 until September 2006, he held senior financial positions at DHL-Deutsche Post, initially as its VP Accounting for the US, then as CFO for the DHL Express Latin American operations. From January 1998 until September 2002 he was CFO Latin America for Clorox. From January 1978 until December 1997, he held finance positions of increasing responsibilities at Procter & Gamble, the latest one as its CFO for the Paper Sector Latin America. He has a MA in International Affairs from Ohio University and a BS in Economics from Universidad Catolica del Peru.

Daniel Rosen, Vice President & General Counsel of TerraCycle, Inc. and Director of TerraCycle US Inc.

Daniel has held the position of Vice President & General Counsel at TerraCycle, Inc. since June 2016 after having spent the previous six years as its Vice President for Global Administration responsible for overseeing the company’s expansion into 20 foreign markets. Prior to joining TerraCycle, Inc., Daniel worked at the American Enterprise Institute in Washington, D.C., studying monetary policy. He holds a BA in Government from Cornell University and a JD from the University of Miami (FL) School of Law.

David Zaiken, Director of TerraCycle, Inc. and TerraCycle US Inc.

David has served on TerraCycle, Inc. Board of Directors since 2013 and TerraCycle US Inc. Board of Director since November 2017.  David is currently a Managing Director at Grant Thornton LLP, Washington National Tax Office focusing on International Tax and financial matters.  Prior to joining Grant Thornton, he was the Associate Vice President of International Tax Planning at Weatherford International, plc, from December 2013 until March 2017.  Prior to that he was a partner at Arthur Andersen, KPMG, and Alvarez and Marsal, where he was a senior international tax and financial consultant to numerous large global corporations and transactions.  David is a licensed CPA and a member of the AICPA. David holds a BBA in accounting from the University of Iowa and a Master in Taxation degree from the University of Texas at Austin. David filed a petition under the federal bankruptcy laws in May 2017.

Ehud “Udi” Laska, Director of TerraCycle US Inc.

Udi is an experienced senior investment banker and executive with a strong track record of funding, building, running and selling profitable and turn-around companies. Since August of 2018, Udi has been heading and supervising the investment banking activities of Strategic Capital Investments, LLC (C2M Securities). Udi is also the Chairman and CEO of Photonic Capital, Inc where he has served since 2015. Photonic Capital is a finance, sales and marketing company for the lighting retrofit market. Prior to joining Photonic, Udi served is a Director and a supervising CFO for 9 Lead Avenue, LLC, an Internet lead generation company from 2012 until 2015. From 2006-2012, Udi was President and CEO of Pelion Financial Group, Inc. a diversified financial service company he helped building. The group is composed of a pension plan administration company, a registered investment advisory company, an insurance agency and a full service broker/dealer. Among other prior engagements, Udi served as the Chairman & CEO of American Benefit Resources, Inc. (ABR), an integrated retirement benefits company. He built ABR through a series of acquisitions and at the time, it was the largest independent provider of pension administration and advisory in the country. Udi also served as a deputy CFO for Citicorp where he was responsible for long-term funding and capital compliance. He holds an undergraduate degree in engineering from the University of Massachusetts, a Masters of Science in Engineering from Brown University and an MBA from Stanford University.

Tom Miller, Director of TerraCycle US Inc.

Tom is CEO of Eagle River Capital, formed in 2017 to acquire, integrate and manage small waste collection companies in six Western US states. He has close to three decades of experience as an executive in the waste management business. From 2010 to 2016, he was Vice President for Mergers and Acquisitions for Progressive Waste Solutions, a $2 billion waste management company operating in the US and Canada. Prior to that, Tom worked at Republic Services, the second largest waste management company in the US, serving as Vice President and Regional Operations Manager. He graduated from Hanover College with a degree in Geology.

Marian Chertow, Director of TerraCycle US Inc.

Marian is a Professor of Industrial Environmental Management at the Yale School of Forestry & Environmental Studies, where she has served as Director of the Program on Solid Waste Policy and as Director of the Industrial Environmental Management Program since 1991. Her research and teaching focus on industrial ecology, business and environment, waste management, circular economy, and urban-industrial issues. She also holds academic appointments at the Yale School of Management and the National University of Singapore. Prior to her time at Yale, she spent ten years in environmental business and state and local government, including service as president of a large state bonding authority charged with developing a billion dollar waste infrastructure system. She currently serves on the Board of Directors of the Alliance for Research in Corporate Sustainability (ARCS) and the External Advisory Board of the Center for Energy Efficiency and Sustainability at Ingersoll Rand. Professor Chertow has a B.A. from Barnard College, and her M.P.P.M. and Ph.D. from Yale University.

Ernel Simpson, Global Vice President, Research and Development of TerraCycle, Inc.

Ernel is the Global Vice President of Research and Development of TerraCycle, Inc. He has served in this position for the past three years and has been with the company for the last seven and a half years. With more than 40 years of industrial experience, Ernel spent six years at Johnson & Johnson Pharmaceutical Research and Development and was also previously employed at The DuPont Company, Xerox Corporation, Rohm and Haas and Arco Chemical Company. He has three US Patents and seven World Intellectual Property Organization (WIPO) Patents.

Kevin Flynn, Global Vice President, Operations of TerraCycle, Inc.

Kevin is currently the Global Vice President for Operations of TerraCycle, Inc. He joined TerraCycle, Inc. to run Operations in January of 2008 with the launch of our Brand Partnerships division.  In this capacity, he has developed TerraCycle’s business operations and supply chain as we have added revenue, additional business units, recycling capacities and global reach.  Prior to joining TerraCycle, Inc., he operated a family construction company in Dallas, TX from 2004-2008 where he oversaw day-to-day operations, labor and construction planning.  He studied Philosophy and Theology at Franciscan University in Steubenville, Ohio.

Michael Waas, Global Vice President, Brand Partnership of TerraCycle, Inc.

Michael is currently the Global Vice President of TerraCycle, Inc. for Brand Partnership. He joined TerraCycle, Inc. in 2008 to support one of the company’s first national recycling partnerships, and has since played a key role in leading the expansion of TerraCycle’s Brand Partnership platform globally. Prior to joining TerraCycle, Inc., Michael earned a B.S. in Political Science, History, and Music, and a M.A. in Political Science from Central Michigan University.

Brett Stevens, Global Vice President, Materials Sales and Procurement of TerraCycle, Inc.

Brett is currently the Global Vice President of Material Sales and Procurement of TerraCycle, Inc. He has served in that position since June 2014, though he has been with the company in other capacities since 2009. As a result, he has a deep knowledge of TerraCycle programs and the different business units that allow them to function. Prior to joining TerraCycle, Inc., Brett was a pharmaceutical account representative for a medical education company. He holds a BS degree in Business Administration, with a concentration in Management, from Monmouth University.

Rhandi Goodman, Global Vice President, Zero Waste of TerraCycle, Inc.

Rhandi is currently the Global VP of Zero Waste of TerraCycle, Inc. She has served in that position for four years, from September 2013 to the present date. Prior to launching the Zero Waste division, she was the Director of Operations for TerraCycle, Inc. from September 2008 to October 2013, managing the logistics for 30+ programs across 17 countries. In that position, she was responsible for managing the TerraCycle website, vendor relationships, metric reporting and invoicing.

Anthony Rossi, Global Vice President, Business Development of TerraCycle, Inc.

Anthony has been with TerraCycle, Inc. for more than 4 years. Before leading the global business development team, Anthony was a member of TerraCycle Canada’s business development team in Toronto. Prior to joining TerraCycle, Inc., Anthony worked in the Business Development departments for a law firm with offices all over North America and Europe. Anthony holds a BA from the University of Western Ontario and a MSc in International Management from the Ecolé Superieur de Commerce de Dijon Bourgogne.

Liana Scobie, Global Director, Staff and Administration of TerraCycle, Inc.

Liana has served as TerraCycle, Inc’s Global Director for Staff and Administration overseeing both Human Resources and the budget process working closely with the Chief Financial Officer since 2015. Liana has been with TerraCycle, Inc. since 2011, working in the Executive Department before taking on her current role. Prior to joining TerraCycle, Inc, Liana worked in sustainable business and regenerative finance for several startups. Liana holds a B.A. in Sociology from Colorado College and Professional Certificate in Financial Analysis from NYU SCPS.

Royce Flippin, Director of TerraCycle, Inc.

Royce has been a Director at TerraCycle, Inc. since 2004. Royce holds a BA from Princeton University and MBA from Harvard Business School. During his career, Royce served in the US Marine Corps, was an investment counselor at Smith Barney and also served as Director of Athletics at both Princeton University (1972-1980) and Massachusetts Institute of Technology (1981-1993) before completing his career at the MIT Office of Development. Royce has devoted time over recent years to various business consulting endeavors and serving on a number of company boards.

Steven Russo, Director of TerraCycle, Inc.

Steve has been on TerraCycle, Inc. Board of Directors since 2009. With over 25 years in the industry, Steve is an accomplished leader in the Youth and Adult Handbag and Accessory market. A graduate of Wharton School of Finance, Steve worked in and studied the industry for ten years before founding FAB NY in 1997, the company where he still serves as President & CEO. FAB NY established itself as a key resource for Kid's Accessories and in 2003, with the acquisition of the industry dominant Pyramid Accessories, became a leader in the Kids Character License market, anchored by multi category license with Hello Kitty, as well as in depth partnerships with Nickelodeon, Hasbro and many others. In 2014, Steve made significant investments in E-Commerce Retailers, dELiA*s and Alloy Apparel which broadened his investment portfolio in the Fashion Industry.

Brett Johnson, Director of TerraCycle, Inc.

Brett joined TerraCycle Inc. Board of Directors in 2009. He is currently the Co-Chairman of the Phoenix Rising Football Club (www.phxrisingfc.com), a minor league professional soccer team, based in Phoenix, Arizona. From 2013 to 2015, Brett was a member of the Board of Directors, and the Chairman of the Compensation Committee, at Blyth Inc. (NYSE: BTH). Blyth is a $1 billion direct to consumer sales company and leading designer and marketer of accessories for the home and health & wellness products. During the same period, Brett was the President and Director of Greenwood Hall. Founded in 1997, Greenwood Hall is a full service education management firm. Greenwood Hall provides the infrastructure and student lifecycle solutions that enable post-secondary institutions to compete successfully in the global e-learning marketplace. In 2005, Brett founded Benevolent Capital, a private equity fund with investments in real estate, manufacturing and consumer brands, including Phoenix Rising FC, Octagon Partners, ArcherDX, TerraCycle, and NYC Office Suites.

Stephen Baus, Director of TerraCycle, Inc.

Steve has served on TerraCycle, Inc. Board of Directors since 2011.  Steve is currently the Managing General Partner of JH Partners.  Prior to joining JH Partners, he was the CEO of Excel Services from and a General Partner at Platinum Equity.  Steve holds a BA from U.C. Berkeley and an MBA from The University of Pennsylvania.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2019, we compensated our three highest-paid directors and executive officers as follows:

Name	Employer	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(2)	Total compensation ($)
Tom Szaky	TerraCycle, Inc.	Chief Executive Officer, Director	$168,756	(1)	N/A	$168,756
Richard Perl	TerraCycle, Inc.	Chief Administrative Officer	$135,262	(1)	N/A	$135,262
Javier Daly	TerraCycle, Inc.	Chief Financial Officer	$128,791	(1)	N/A	$128,791

(1)	TerraCycle, Inc. is the employer of the executive officers, from which we contract for about 49.2% of the executive officer’s time. Compensation shown is the pro rata amount of compensation allocated to us.

(2)	The executives also received medical and health benefits, generally available to all salaried employees.

Our parent company did not provide any cash compensation to its board members for year 2019. Each parent company board member was awarded 12,500 shares of options to purchase our parent company's stock at strike price for each of the three board meetings attended.

We will award our non-management board members with 20,000 shares of options to purchase our parent company’s stock for their 2019 service in early 2020.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2018, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle US Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	TerraCycle, Inc.
	121 New York Avenue,
	Trenton, NJ 08638	500,000	N/A	100.0%
Class A Preferred Stock	ITOCHU Corporation Nobuyuki Tabata 107-8077 Japan	50,000	N/A	50.3%
	All Executive Officers and	107	N/A	< 0.1%
	Directors of TerraCycle US Inc.

The following table sets out, as of December 23, 2019, the voting securities of our parent company that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle, Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common, Preferred: Series A, B, C & E	Tom Szaky (2)	Common:	Common:	Common:
		8,347,848	22,586,465 (3)(4)	80.36% (5)

		Preferred Series: A: 4,357,143 B:3,799,566 C: 244,000 E: 254,166		Preferred Series: A: 29.10% B: 16.06% C: 9.15% E: 1.88%
Common, Preferred: Series A, B, C & E	All Executive Officers and	Common:	Common:	Common:
	Directors of TerraCycle US Inc. (2)	11,481,170	30,264,089 (3)(4)	90.41% (5)

		Preferred Series:		Preferred Series:
		A: 7,142,857		A: 47.70%
		B: 6,228,797		B: 26.33%
		C: 400,000		C: 15.0%
		E: 486,109		E: 3.59%

(1)	The address for all the executive officers and directors is c/o TerraCycle, Inc., 121 New York Avenue, Trenton, NJ 08638.
(2)	Includes shares held through Lorax Holdings LLC (“Lorax”), beneficially owned by Tom Szaky (61%), Richard Perl (16%), Javier Daly (13%) and Daniel Rosen (10%). Lorax owns 4,714,286 shares of Common Stock, 7,412,857 shares of Class A Preferred Stock, 6,228,797 shares of Class B Preferred Stock, 400,000 shares of Class C Preferred Stock and 416,665 shares of Class E Preferred Stock.
(3)	Acquirable from the exercise of options.
(4)	Acquirable from the conversion of preferred shares.
(5)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Operational Support Services Agreement

We have entered into an “Operational Support Services Agreement” with our parent company, TerraCycle, Inc. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, Brand Sponsored Program management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, TerraCycle, Inc. employs about 45 staff. This team of staff employed by the parent company (“Global Services Team”) is dedicated to serving all of our parent company’s subsidiaries in all countries, including us. We draw upon the Global Services Team in the same manner as other subsidiaries outside of the US. We, therefore, share the cost of the Global Services Team on a pro rata basis. In addition to the actual cost of the Global Services Team, our parent company also charges a 6% mark-up on the costs related to services rendered for: (1) business development, (2) Brand Sponsored Collection Program management, (3) engineering services, and (4) executive services. The pro rata cost and fees allocated to each of the parent company’s subsidiary is determined by the individual subsidiary’s revenue compared to the total revenue generated by all of subsidiaries. For the fiscal years 2018 and 2017, our pro rata share of the cost and fees of the Global Services Team was 54.5%, which is based on the fact that US revenue was approximately 54.5% of the total revenue generated by all of subsidiaries globally. For the fiscal years 2018 and 2017, we paid our parent company a total of $3,229,000 and $3,165,000, respectively, for the services we received from the Global Services team. We anticipate our pro rata share will decrease to 52.5% for fiscal year 2019.

Company Funding to the Parent

On a regular basis, we advance fund to our parent to cover items such as payroll. At December 31, 2018 and December 31, 2017, we had net receivables from our parent recorded in the amount of $2,878,790 and $2,356,025, respectively. We do not charge any interest for such advances.

Brokerage Services

Since August 2018, one of our directors, Udi Laska, has been heading and supervising the investment banking activities of the placement agent in our Regulation A offering, Strategic Capital Investments, LLC.

Office Rental Agreements

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. We have entered into rental agreements with our parent company for our pro rata use of the office space. In fiscal years 2018 and 2017, our parent company paid us $609,000 and $521,000 in rent, respectively.

SECURITIES BEING OFFERED

The company is offering Class A Preferred Stock to investors in this offering. The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s Certificate of Incorporation and its Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part.

As of December 23, 2019, TerraCycle’s outstanding authorized capital stock consists of 500,000 shares of Common Stock, $0.0001 par value per share and 99,404 shares of Preferred Stock, $0.0001 par value per share. The total number of authorized shares of common stock of TerraCycle is 1,500,000, and the total number of Preferred Stock authorized is 500,000.

Class A Preferred Stock

General

The company has the authority to issue 500,000 shares of Preferred Stock, of which 250,000 are designated as “Class A Preferred Stock”. The Class A Preferred Stock sold in this Offering will be entitled to receive dividends subject to the availability of funds lawfully available for distribution under Delaware law on a pari passu basis with Common stock. Holders of Class A Preferred Stock are entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment is made to the holders of Common Stock. Holders of the Class A Preferred Stock do not have voting rights. Neither Class A Preferred Stock nor Common Stock are subject to any anti-dilution provision.

Dividend Rights

Subject to the availability of fund lawfully available for distribution to the stockholders under Delaware law, the company commits to distribute the remaining balance of at least 50% of its after-tax profits among the Preferred and Common stockholders on a pro rata basis (“Mandatory Distribution”). For shares of Class A Preferred Stock issued during the fiscal year for which the annual dividend is being declared, the amount of the dividend paid will be prorated from the date of issuance during such fiscal year to reflect the number of days during such fiscal year that the shares of Class A Preferred Stock were outstanding. In any year, the Board of Directors may elect in its sole discretion to issue dividends in excess of the Mandatory Distribution but it cannot decrease the Mandatory Distribution.

Mandatory Dividends will only be distributed to the extent there are after-tax profits and funds lawfully available for distribution to the stockholders under Delaware law. If there are no after tax profits, there will be no dividends. If and to the extent dividend is not paid due to lack of adequate funds lawfully available for distribution to the Company’s stockholders under Delaware law, such dividends will accrue and be paid at such time as the company has adequate funds lawfully available for distribution to the company’s stockholders under Delaware law. The company will use commercially reasonable best efforts to ensure that the dividends qualify for dividend treatment under the Internal Revenue Code, not tax rates for interest payments.

Voting Rights

Except as required under Section 242(b)(2) of the Delaware General Corporation Law (as limited by the next sentence), the Preferred Stock have no right to vote on or consent to any matter that would otherwise be subject to the vote or consent of the company’s stockholders. The company’s Certificate of Incorporation provides that the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares of Preferred Stock then outstanding) by the affirmative vote of the holders of a majority of stock of the company entitled to vote (voting together as a single class on an as-if-converted basis, as applicable).

Pro-rata Participation Rights on Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock shall be entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment shall be made to the holders of common stock. After the payment of such amount to the holders of Class A Preferred Stock, the remaining assets of the company available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

Rights and Preferences

Holders of the company's Preferred Stock have no preemptive, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Preferred Stock.

Conversion Rights

In the event of an initial public offering (IPO) or sale of the company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO.

Repurchase Option

The company will have the right to repurchase Class A Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The Class A Preferred Stock will be repurchased pro rata from investors. Unpaid dividends will be calculated at the time the option is exercised, but paid at the same time as the repurchase payment. The repurchase payment will be made 45 days following the event that triggers the option. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18 month anniversary of the original issue date of such share or immediately prior to the closing of a Parent Deemed Liquidation Event. A Parent Deemed Liquidation Event shall mean any of the following: (a) any consolidation or merger of our parent company with or into any other corporation or other entity or person, or any other corporate reorganization, (b) any transaction or series of related transactions to which our parent company is a party in which in excess of 50% of the parent company’s voting power is transferred, (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of our parent company, or (d) the sale of shares of our parent company’s common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Forum Selection Provisions

Section VII of our Certificate of Incorporation and Section 47 of our Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Class A Preferred Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to the company or the company’s stockholders; (iii) any action asserting a claim against the company or any director or officer or other employee of the company arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (iv) any action asserting a claim against the company or any director or officer or other employee of the company governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

Section 6 of our subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Common Stock

Dividend Rights

Subject to the availability of funds lawfully available for distribution to the stockholders under Delaware law, the company commits to distribute the remaining balance of at least 50% of its after-tax profits among the Preferred and Common stockholders on a pro rata basis (“Mandatory Distribution”). In any year, the Board of Directors may elect in its sole discretion to issue dividends in excess of the Mandatory Distribution but it cannot decrease the Mandatory Distribution.

Dividends will only be distributed to the extent there are after-tax profits and funds lawfully available for distribution to the stockholders under Delaware law. If there are no after tax profits, there will be no dividends. If and to the extent the dividend is not paid due to lack of adequate funds lawfully available for distribution to the Company’s stockholders under Delaware law, such dividends will accrue and be paid at such time as the company has adequate funds lawfully available for distribution to the company’s stockholders under Delaware law. The company will make best efforts to ensure that the dividends qualify for dividend treatment under the Internal Revenue Code, not tax rates for interest payments.

Voting Rights

Holders of our Common Stock have a right to vote on any matter that is submitted to a vote of our stockholder. Common stockholders are entitled to one vote per share.

Pro-rata Participation Rights on Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock shall be entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment shall be made to the holders of common stock. After the payment of such amount to the holders of Class A Preferred Stock, the remaining assets of the company available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Forum Selection Provisions

Section VII of our Certificate of Incorporation and Section 47 of our Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to the company or the company’s stockholders; (iii) any action asserting a claim against the company or any director or officer or other employee of the company arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (iv) any action asserting a claim against the company or any director or officer or other employee of the company governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

TerraCycle US Inc. and Subsidiaries

Interim Consolidated Financial Statements (Unaudited)

Periods Ended June 30, 2019 and 2018

F-1

TerraCycle US Inc. and Subsidiaries

Contents

Interim Consolidated Financial Statements (unaudited)

F-2

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets (Unaudited)

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

	June 30, 2019	December 31, 2018
Assets
Current Assets
Cash	$1,859,145	$998,497
Accounts receivable, net of allowance to doubtful accounts of
$447,468, 2019 and $94,904, 2018	3,842,396	2,630,717
Related party receivables, net	2,906,130	2,651,889
Inventory, net	1,071,452	921,255
Deferred tax asset	411,246	411,246
Prepaid expenses and other current assets	308,001	675,758
Total current assets	10,398,370	8,289,362
Related party receivables long term, net	239,000	239,000
Property, plant and equipment, net	1,279,764	1,266,909
Goodwill	953,455	953,455
Other intangible assets, net	1,384,000	1,435,900
Total assets	$14,254,589	$12,184,626
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$46,234	$2,298,709
Accounts payable	1,181,600	449,660
Related party payables	159,434	108,649
Accrued redemption points	328,573	304,856
Accrued expenses and other current liabilities	913,476	1,363,522
Deferred income	3,918,259	2,630,224
Total current liabilities	6,547,576	7,155,620
Long-term debt, net of current portion	427,474	443,363
Capital lease obligations, net of current portion	-	-
Total liabilities	6,975,050	7,598,983
Commitment and contingencies (Note 9)
Stockholders' equity
Common stock, par value $0.0001 per share; 1,500,000 shares authorized; 500,000 shares issued and outstanding	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized; 57,853 and 34,182 shares issued and outstanding in 2019 and 2018; liquidation preference $57,853, 2019 and $34,182, 2018	6	3
Additional paid-in capital	3,229,659	3,245,670
Retained earnings	4,049,824	1,339,920
Total stockholders' equity	7,279,539	4,585,643
Total liabilities and stockholders' equity	$14,254,589	$12,184,626

See accompanying notes to consolidated financial statements

F-3

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

Periods Ended June 30,	2019	2018
Net sales	$11,229,215	$9,453,499
Cost of sales	4,882,702	5,183,352
Gross profit	6,346,513	4,270,147
Operating expenses
Selling,general and administrative expenses	4,136,659	3,364,036
Income from operations	2,209,854	906,111
Other (income) expenses
Interest (income) expense	(58,778)	79,903
Total other (income) expenses	(58,778)	79,903
Income before income taxes	2,268,632	826,208
Provision for income taxes	459,390	223,510
Net income	$1,809,242	$602,698

See accompanying notes to consolidated financial statements

F-4

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

Periods Ended June 30,	2019	2018
Operating Activities
Net Income	$1,809,242	$602,698
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	51,900	51,600
Depreciation	36,383	30,889
Bad Debts	352,564	104,207
Changes in operating assets and liabilities:
Accounts receivable	(1,564,243)	(523,593)
Related party receivables	(254,241)	(331,163)
Inventory	(150,197)	(66,088)
Prepaid expenses and other current assets	367,757	(205,933)
Accounts payable	731,940	(264,453)
Intercompamy payable	50,785	95,212
Accrued expenses and redemption points	(426,329)	1,154
Deferred Income	1,288,035	852,562
Net cash provided by operating activities	2,293,596	347,092
Investing activities:
Purchase of property and equipment	(49,240)	(73,162)
Net cash used in investing activities	(49,240)	(73,162)
Financing activities:
Repayment of Air Cycle seller's note	(2,252,475)	(222,340)
Repayment from long-term debt	(15,889)	(16,765)
Repayment of capital lease obligation	-	(6,867)
Proceeds from capital raise	1,981,392	-
Dividend payment	(1,096,736)	-
Net cash used in investing activities	(1,383,708)	(245,973)
Net Increase in cash	860,648	27,957
Cash, beginning of the period	998,497	992,052
Cash, end of the period	$1,859,145	$1,020,009

See accompanying notes to consolidated financial statements

F-5

TerraCycle US Inc. and Subsidiaries

Other Information

1.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 1-SA. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ended December 31, 2019.

The condensed consolidated balance sheet at December 31, 2018, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in TerraCycle US Inc.’s (“Company”) annual report on Form 1-A for the year ended December 31, 2018.

2.	Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

F-6

TerraCycle US Inc. and Subsidiaries

Other Information

In August 2016, the FASB issued ASU 2016-15 to clarify whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. This is fundamental in the determination of whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This determination is important given the diverging accounting models used for each type of transaction. The guidance is generally expected to result in fewer transactions qualifying as business combinations. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

3.	Inventory

Inventory consists of the following:

As of	June 30, 2019	December 31, 2018
Raw materials	$955,794	$753,916
Finished goods	131,216	182,897
Total	1,087,010	936,813
Less reserve for obsolete inventory	15,558	15,558
Total	$1,071,452	$921,255

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

As of	Estimated Useful Lives	June 30, 2019	December 31, 2018
Land		$29,500	$29,500
Vehicles	5 years	60,076	36,432
Machinery and equipment	5-7 years	443,249	443,249
Buildings and improvements	39 years	1,334,466	1,308,871
Computer equipment	3-5 years	300,130	300,130
Furniture and fixtures	7 years	45,156	45,156
Total		2,212,577	2,163,338
Less accumulated depreciation and amortization		932,813	896,429
Total		$1,279,764	$1,266,909

F-7

TerraCycle US Inc. and Subsidiaries

Other Information

For the six months ended June 30, 2019 and 2018, depreciation expense amounted to approximately $36,000 and $31,000 and includes the amortization associated with assets under capital leases (see Note 9).

5.	Acquisition of Business

On October 31, 2017, the Company acquired the assets of ACC for a total consideration of $3,322,000. This acquisition was financed with a seller’s note for $2,775,000 (see Note 8), cash of $525,000 and assumption of $22,000 of liabilities. The Company incurred acquisition-related costs of approximately $30,000. These costs were expensed as incurred.

6.	Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent TerraCycle, Inc. (“TCI”) and subsidiaries of TCI. The most significant activities occur with both TCI and TerraCycle Canada ULC. The most material activities with TCI include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. The most material activities between the Company and TerraCycle Canada ULC include a regional allocation of expenses from the Company. There are also smaller daily operating activities expenses that TerraCycle Canada ULC will allocate to the Company such as customs brokerage on their behalf. At June 30, 2019 and December 31, 2018 Company has a net related party short term receivable from TCI recorded in the amount of $2,859,277 and $2,639,790, respectively, and an additional $239,000 in long term at both periods. The Company and TCI signed a loan facility contract effective January 1, 2019, by which the Company is charging TCI LIBOR +2.25% on the monthly averages of each quarter. At June 30, 2019 and December 31, 2018 other subsidiaries of the Parent Company have a net related party net related party receivable in the amount of $46,853 and $12,099, respectively, and a net related party payable in the amount of $159,434 and $108,649, respectively.

The Company entered into a lease agreement with a stockholder of the parent TCI to rent a storage facility that expires on January 31, 2020. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of June 30, 2019 and December 31, 2018 was $16,091 per month. For the six months ended June 30, 2019 and 2018, rent expense paid to this stockholder was $96,500 and $94,500, respectively. Future minimum lease payments are expected to be $112,637 per year through January 2020.

The Company allocated approximately $305,000 and $316,000 for the six months ended June 30, 2019 and 2018, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

7.	Deferred Revenue

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $2,560,000 and $1,056,000 is included in deferred income at June 30, 2019 and December 31, 2018, respectively.

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $1,358,000 and $1,574,000 is included in deferred revenue at June 30, 2019 and December 31, 2018, respectively.

F-8

TerraCycle US Inc. and Subsidiaries

Other Information

8.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,446 monthly installments of principal plus interest at 5.75% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises. The amount outstanding under the mortgage note payable was approximately $220,000 at June 30, 2019 and $228,000 at December 31, 2019.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $254,000 at June 30, 2019 and $262,000 at December 31, 2018.

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC (see Note 5). The note was payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. The Company paid the ACC promissory note in full on February 27, 2019. Repayment of this loan was made with $1,750,000 using funds from the proceeds of the closing of Regulation A+, $200,000 using the option to exercise the exchange of Class A Preferred stock, and the remaining $258,595 balance using the line of credit described below.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of daily LIBOR plus 2.35%, and expires on December 31, 2019 with a renewal option upon a renewal notice from the bank. The line of credit has been used from time to time, with no balance outstanding as of June 30, 2019.

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2019 are as follows:

Period ended June 30,	Amount
2020	$46,234
2021	49,129
2022	49,920
2023	50,747
2024	51,612
Thereafter	226,066
Total	$473,708

F-9

TerraCycle US Inc. and Subsidiaries

Other Information

9.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 6). Total rent expense was approximately $245,000 and $316,000 for the six months ended June 30, 2019 and 2018, respectively.

Future minimum lease payments are expected to be as follows:

Period ended June 30,	Non-Related Party	Related Party	Total
2019	$53,949	$96,546	$150,495
2020	44,958	16,091	61,049
Total	$98,907	$112,637	$211,544

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

10.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	CORP	Total
Period ended June 30, 2019
Net Sales	$4,423	$2,811	$273	$3,510	$212	$11,229
Income (loss) before provision for (benefit from) income taxes	$1,792	$1,032	$(845)	$(11)	$301	$2,269

Period ended June 30, 2018
Net Sales	$3,049	$1,737	$1,393	$3,707	$(433)	$9,453
Income (loss) before provision for (benefit from) income taxes	$863	$519	$(546)	$269	$(279)	$826

F-10

TerraCycle US Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2018 and 2017

TerraCycle US Inc. and Subsidiaries

Independent Auditor's Report

Board of Directors

TerraCycle US Inc. and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of TerraCycle US Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TerraCycle US Inc. and Subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Blue Bell, Pennsylvania

April 29, 2019

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2018	2017
Assets
Current Assets
Cash	$998,497	$992,052
Accounts receivable, net of allowance to doubtful accounts of $94,904, 2018 and $22,273, 2017	2,630,717	1,964,395
Related party receivables, net	2,651,889	2,130,847
Inventory, net	921,255	979,171
Deferred tax asset	411,246	666,358
Prepaid expenses and other current assets	675,758	428,645
Total current assets	8,289,362	7,161,468
Related party receivables long term	239,000	239,000
Property and equipment, net	1,266,909	1,241,301
Goodwill	953,455	953,455
Other intangible assets, net	1,435,900	1,539,700
Total assets	$12,184,626	$11,134,924
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$2,298,709	$2,751,157
Current portion of capital lease obligations	-	13,241
Accounts payable	449,660	652,042
Related party payables	108,649	-
Accrued redemption points	304,856	309,560
Accrued expenses and other current liabilities	1,363,522	894,410
Deferred income	2,630,224	2,606,501
Total current liabilities	7,155,620	7,226,911
Long-term debt, net of current portion	443,363	474,149
Total liabilities	7,598,983	7,701,060
Commitment and contingencies (Note 8)
Stockholders' equity
Common stock, par value $0.0001 per share; 1,500,000 shares authorized:
500,000 shares issued and outstanding	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized; 34,182 shares issued and outstanding; $34,182 liquidation preference	3	3
Additional paid-in capital	3,245,670	3,245,670
Retained earnings	1,339,920	188,141
Total stockholders' equity	4,585,643	3,433,864
Total liabilities and stockholders' equity	$12,184,626	$11,134,924

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31,	2018	2017
Net sales	$20,042,716	$13,727,671
Cost of sales	10,672,812	8,179,980
Gross profit	9,369,904	5,547,691
Operating expenses
Selling, general and administrative expenses	7,586,701	4,625,528
Income from operations	1,783,203	922,163
Other expenses:
Interest expense	164,007	52,678
Foreign currency exchange	2,543	5,609
Total other expenses	166,550	58,287
Income before income taxes	1,616,653	863,876
Provision for income taxes	464,874	675,735
Net income	$1,151,779	$188,141

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Equity

	Common Stock		Preferred Stock		Additional Paid-in	Retained	Member's	Total Stockholders' and Member's
	Amount	Shares	Amount	Shares	Capital	Earnings	Equity	Equity
Balance at January 1, 2017							$2,082,617	$2,082,617
Net Income						$188,141		188,141
Shareholder Exchange for Class A preferred issued			$3	34,182	$(3)			-
TerraCycle Inc capital contribution	$50	500,000			3,245,673		(2,082,617)	1,163,106
Balance at December 31, 2017	50	500,000	3	34,182	3,245,670	188,141	-	3,433,864
Net Income						1,151,779		1,151,779
Balance at December 31, 2018	$50	500,000	$3	34,182	$3,245,670	$1,339,920	$-	$4,585,643

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2018	2017
Operating Activities
Net Income	$1,151,779	$188,141
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	103,800	17,300
Depreciation	64,797	61,099
Deferred Tax Provision	255,112	496,727
Bad Debts	72,631	(21,616)
Loss on disposal of property and equipment	-	5,966
Changes in operating assets and liabilities:
Accounts receivable	(738,953)	61,484
Related party receivables, net	(521,042)	(104,490)
Inventory	57,916	(67,837)
Prepaid expenses and other current assets	(247,113)	(355,393)
Deposits and other assets	-	147,692
Accounts payable	(202,382)	63,713
Related party payables	108,649	(246,817)
Accrued expenses and redemption points	464,408	343,255
Deferred Income	23,723	(481,628)
Net cash provided by operating activities	593,325	107,596
Investing activities:
Acquisition of Air Cycle Corporation business	-	(525,000)
Purchase of property and equipment	(90,404)	(330,100)
Proceeds from the sale of property and equipment	-	11,200
Net cash used in investing activities	(90,404)	(843,900)
Financing activities:
Repayment of Air Cycle Corporation seller's note	(450,166)	(72,359)
Repayment of long-term debt	(33,069)	(30,861)
Repayment of capital lease obligation	(13,241)	(15,710)
Net cash used in financing activities	(496,476)	(118,930)
Net Increase (decrease) in cash	6,445	(855,234)
Cash, beginning of year	992,052	1,847,286
Cash, end of year	$998,497	$992,052
Supplemental disclosure of cash flow data:
Interest paid	$164,007	$54,619
Supplemental disclosure of noncash operating, investing and financing activities:
Note payable from Air Cycle Corp.	-	2,775,000
Common stock issued	-	50
Preferred stock issued	-	3
TerraCycle Inc. contribution of deferred tax asset	-	1,163,085

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has two US operating subsidiaries which are also 100% wholly-owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI only has holding company activities. The consolidated financial statements represent full years of operations for LLC for the years ended December 31, 2018 and 2017.

The Company is a wholly-owned subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company through a global management fee so that the accompanying consolidated financial statements reflect substantially all costs of doing business. For the years ended December 31, 2018 and 2017, overhead charges, include primarily compensation and related benefits, were approximately $3,210,000 and $3,165,000, respectively. The overhead corporate charges were allocated to the Company based on their revenues relative to the total consolidated revenues of the Parent Company.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers.

The Company acquired the business of Air Cycle Corporation (“ACC”) and operates under the TerraCycle Regulated Waste (“TCRW”) subsidiary of LLC. TCRW is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on regulated waste (e.g. fluorescent lamps, batteries and e-waste).

2.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of TCUSI and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. For the years ended December 31, 2018 and 2017, the Company recognized a foreign currency transaction loss of $2,543 and $5,609, respectively.

Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate an impairment as of December 31, 2018 and 2017.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed federally insured limits. At December 31, 2018 and 2017, the Company had cash balances in excess of federally insured limits of approximately $750,000 and $800,000, respectively.

For the year ended December 31, 2018, the Company had five customers that represented approximately 18% of sales and at December 31, 2018 three of these customers and one additional customer represented approximately 28% of accounts receivable. For the year ended December 31, 2017, the Company had two customers that represented approximately 23% of sales and at December 31, 2017 had one additional customer that represented approximately 14% of accounts receivable. The Company routinely assesses the financial strength of its customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable as a charge to the allowance for doubtful accounts when, in the Company's estimation, it is probable that the receivable is worthless.

Revenue recognition

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or the services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $1,056,000 and $1,050,000 is included in deferred income at December 31, 2018 and 2017, respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $1,574,000 and $1,550,000 is included in deferred revenue at December 31, 2018 and 2017, respectively.

Merchandise sold is recorded as revenue upon shipment.

Inventory

Inventory, which consists of post-consumer waste, supplies and finished goods is stated at the lower of cost or net realizable value. A reserve is recorded when the Company determines inventory is obsolete or in excess of expected use.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs are charged to expense as incurred. Significant replacements and betterments are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill from the acquired Air Cycle Corporation business is not amortized and is subject to annual impairment testing. There was no impairment during the year ended December 31, 2018. Other identifiable intangible assets are amortized on a straight-line basis over a 15-year period. For the years ended December 31, 2018 and 2017, amortization expense amounted to approximately $104,000 and $17,000, respectively.

Advertising costs

The Company expenses the costs of advertising as incurred. For the years ended December 31, 2018 and 2017, advertising expenses amounted to approximately $42,000 and $45,000, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to approximately $37,000 and $93,000 for the years ended December 31, 2018 and 2017, respectively. These costs do not include research and development costs incurred by TCI which are proportionately allocated to the Company through the global management fee charge. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Shipping costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2018 and 2017, shipping and handling costs were approximately $2,392,000 and $1,920,000, respectively.

Income taxes

The Company is part of the consolidated tax return of the Parent Company and as such it includes the Company’s taxable income or loss on its income tax returns. The Company signed a Tax Sharing Agreement with its Parent Company effective January 1, 2017 by which the Company pays its Parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. Prior to January 1, 2017, the Company was treated as a limited liability company for federal and state income tax purposes, and the Parent Company includes the Company’s taxable income or loss on its income tax returns.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing the Parent Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction however, the 2018 and 2017 tax years are still subject to tax examinations at the Federal, State, and local level.

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually pounds) collected depending on each specific program rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2018, and 2017, this liability amounted to approximately $305,000 and $310,000 respectively.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In August 2016, the FASB issued ASU 2016-15 to clarify whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. This is fundamental in the determination of whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This determination is important given the diverging accounting models used for each type of transaction. The guidance is generally expected to result in fewer transactions qualifying as business combinations. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3.	Inventory

Inventory consists of the following:

December 31,	2018	2017
Raw materials	$753,916	$781,270
Finished goods	182,897	213,459
Total	936,813	994,729
Less reserve for obsolete inventory	15,558	15,558
Total	$921,255	$979,171

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

December 31,	Estimated Useful Lives	2018	2017
Land		$29,500	$29,500
Vehicles	5 years	36,432	6,800
Machinery and equipment	5-7 years	443,249	426,264
Buildings and improvements	39 years	1,308,871	1,308,871
Computer equipment	3-5 years	300,130	288,740
Furniture and fixtures	7 years	45,156	25,658
Total		2,163,338	2,085,833
Less accumulated depreciation and amortization		896,429	844,532
Total		$1,266,909	$1,241,301

For the years ended December 31, 2018 and 2017, depreciation expense amounted to approximately $65,000 and $61,000.

5.	Related Party Transactions

The Company entered into a lease agreement with a stockholder of the Company to rent a storage facility that expires on January 31, 2020. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of December 31, 2018 and 2017 was $16,091 and $15,760 per month. For the years ended December 31, 2018 and 2017, rent expense paid to this stockholder was approximately $193,000 and $189,000, respectively. Future minimum lease payments are expected to be $209,183 per year through January 2020.

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. At December 31, 2018 and 2017 the Company has a net related party short term receivable from TCI recorded in the amount of $2,639,790 and $2,117,025, respectively, and an additional $239,000 in long term both years, with no stated repayment terms, and a net related party receivable from other subsidiaries of the Parent Company in the amount of $12,099 and $13,822 respectively. At December 31, 2018 and 2017 the Company has a net related party payable to other subsidiaries of the Parent Company in the amount of $108,649 and $0, respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company allocated approximately $398,000 and $481,000 for the years ended December 31, 2018 and 2017, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

6.	Acquisition of Business

On October 31, 2017, the Company acquired the assets of ACC for a total consideration of $3,322,000. This acquisition was financed with a seller’s note for $2,775,000 (see Note 7), cash of $525,000 and assumption of $22,000 of liabilities. The Company incurred acquisition-related costs of approximately $30,000. These costs are expensed as incurred.

7.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises and is personally guaranteed by an officer of the Company. The amount outstanding under the mortgage note payable was approximately $228,000 and $246,000 at December 31, 2018 and 2017, respectively.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $262,000 and $277,000 at December 31, 2018 and 2017, respectively.

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC. The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. The Company will repay this loan during 2019 with the proceeds of the capital raise (see Note 13). The amount outstanding under the promissory note payable was approximately $2,252,000 and $2,703,000 at December 31, 2018 and 2017, respectively.

Estimated future annual maturities of debt, excluding capital lease obligations, as of December 31, 2018 are as follows:

Years ended December 31,	Amount
2019	$2,298,709
2020	48,746
2021	49,520
2022	50,329
2023	51,175
Thereafter	243,593
Total	$2,742,072

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

8.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 5). Total rent expense was approximately $609,000 and $521,000 for the years ended December 31, 2018 and 2017, respectively.

Future minimum lease payments are expected to be as follows:

Years ended December 31,	Non-Related Party	Related Party	Total
2019	$40,750	$193,092	$233,842
2020	-	16,091	16,091
Total	$40,750	$209,183	$249,933

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

9.	401(k) Plan

The Company participates in a 401(k) Plan sponsored by its parent company. The charge to expense for the Company’s matching contribution amounted to approximately $102,000 and $29,000 for the years ended December 31, 2018 and 2017, respectively. The plan covers eligible employees, as defined by the plan, who elected to participate.

10.	Income Tax Provision

The provision for income taxes consists of the following:

Year ended December 31,	2018	2017
Current:
Federal	$215,100	$142,629
State	(5,337)	36,379
Total current provision	209,763	179,008
Deferred:
Federal	202,184	492,252
State	52,927	4,475
Total deferred provision	255,111	496,727
Total income tax provision	$464,874	$675,735

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

Significant components of the Company's deferred tax assets for federal income taxes as of December 31, 2018 and December 31, 2017 consisted of the following:

At December 31,	2018	2017
Deferred tax asset:
Inventory reserve	$59,801	$158,470
Property and equipment	(56,805)	(42,873)
Deferred revenue	303,902	423,020
Accrued expenses	92,504	88,021
Other assets	11,844	39,720
Total deferred tax asset	$411,246	$666,358

The Company does not have unrecognized tax benefits as of December 31, 2018 or December 31, 2017. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the company, most notably a reduction of the U.S. corporate income tax rate from 34 percent to 21 percent for tax years beginning after December 31, 2017. The 2017 Tax Act also provides for a one-time transition tax on certain foreign earnings and the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes beginning in 2018, including repeal of the domestic manufacturing deduction, acceleration of tax revenue recognition, capitalization of research and development expenditures, additional limitations on executive compensation and limitations on the deductibility of interest.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provided guidance on accounting for the federal tax rate change and other tax effects of the Tax Act. SAB 118 provided a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes. In consideration of SAB 118, there were no changes made to the provisional amounts recognized in 2017 in connection with the enactment of the Tax Reform Act. The accounting for the income tax effects of the Tax Reform Act is complete as of December 31, 2018.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Utilization of the net operating losses and general business tax credits carryforwards may be subject to a substantial limitation under Sections 382 and 383 of the Internal Revenue Code of 1986 as amended, if changes in ownership of the company have occurred previously or occur in the future. Ownership changes may limit the amount of net operating losses and general business tax credits carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of 5-percent Shareholders in the stock of a corporation by more than 50 percentage points over a three-year period. If the Company experience a Section 382 ownership change, the tax benefits related to the NOL carry forwards may be further limited or lost.

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements as of December 31, 2018 and December 31, 2017 is as follows:

Rate Reconciliation	2018	2017
Federal tax benefit at statutory rate	21.0%	34.0%
State tax, net of federal benefit	3.0	2.8
U.S. tax reform - federal re-measurement	0.0	36.8
Permanent differences	0.2	1.7
Other	4.6	2.9
Total provision	28.8%	78.2%

11.	Stockholders’ Equity

The Company shall have an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances with 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

The 34,182 shares of the Company’s non-voting Class A Preferred stock are held by a shareholder who exchanged shares in TCI for the Class A Preferred stock. To extent that not all of the 34,182 shares are sold pursuant to the Company’s Regulation A+ offering (Note 13), then the shareholder can put the unsold shares back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI Series D and Series C shares, in a defined formula.

12.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	Corp	Total
Year ended December 31, 2018
Net Sales	$7,063	$3,614	$2,269	$7,112	$(16)	$20,042
Income (loss) before income taxes	$2,603	$574	$(1,331)	$166	$(395)	$1,617

Year ended December 31, 2017
Net Sales	$6,647	$1,883	$3,952	$1,003	$243	$13,728
Income (loss) before income taxes	$1,945	$239	$(1,452)	$6	$126	$864

13.	Subsequent Events

On January 11, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $2,595,000. Total shares associated with the closing are 25,952, 18,166 shares are new shares and 7,786 shares came from shares sold by the existing shareholder discussed in Note 11.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of daily LIBOR plus 2.35%, and expires on December 31, 2019 with a renewal option upon a renewal notice from the bank.

The Company paid the ACC promissory note in full on February 27, 2019. Repayment of this loan was made with $1,750,000 using funds from the proceeds of the closing of Regulation A+, $200,000 using the option to exercise the exchange of Class A Preferred stock, and the remaining $284,700 balance using the line of credit.

The Company has evaluated subsequent events through April 29, 2019, the date the consolidated financial statements were available to be issued, and has disclosed all required events.